September 30, 2026 Condensed Financial Statements in IFRS

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Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and its subsidiaries Condensed consolidated financial statements at September 30, 2026 and report on review 9

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 (A free translation of the original in Portuguese) Report on review of condensed consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying condensed consolidated balance sheet of the Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries, at September 30, 2026 and the related condensed consolidated statements of income and comprehensive income for the three and nine-month period then ended, and the condensed consolidated statements of changes in stockholders' equity and cash flows for the nine-month period then ended, and notes, comprising material accounting policies and other explanatory information. Management is responsible for the preparation and presentation of the condensed consolidated financial statements in accordance with the International Accounting Standard (IAS 34) - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with the International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Other matters - Condensed consolidated statement of added value The condensed consolidated financial statements referred to above include the Condensed Consolidated Statement of Added Value for the nine-month period ended September 30, 2026. This statement is the responsibility of the Bank's management and presented as supplementary information. This statement was subjected to review procedures performed www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 10

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Itaú Unibanco Holding S.A. together with the review of the condensed consolidated financial statements for the purpose of concluding whether it is reconciled with the condensed consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this Condensed Consolidated Statement of Added Value has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the condensed consolidated financial statements taken as a whole. Other matters - Reconciliation of net income and stockholders' equity (Note 33(a)) The reconciliation of net income and stockholders' equity of the individual financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BCB) and the condensed consolidated financial statements prepared in accordance with the International Accounting Standard (IAS 34) - "Interim Financial Reporting" ("BCB GAAP and IFRS Reconciliation"), referring to the nine-month period ended September 30, 2026, prepared under the responsibility of the Bank's management, as described in Note 33(a), in compliance with BCB standards, is presented as supplementary information for the purposes of IAS 34. This reconciliation was submitted to review procedures performed in conjunction with the review of the Bank's condensed consolidated financial statements to conclude whether it is reconciled with the condensed consolidated financial statements and the accounting records, as applicable. Based on our review, nothing has come to our attention that causes us to believe that this BCB GAAP and IFRS Reconciliation has not been prepared, in all material respects, in a consistent manner with the condensed consolidated financial statements taken as a whole. São Paulo, November 3, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Tatiana Fernandes Kagohara Gueorguiev Contadora CRC 1SP245281/O-6 11

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet (In millions of reais) Assets Note 09/30/2026 12/31/2025 Cash 34,263 37,144 Financial assets 3,128,283 2,880,511 At Amortized Cost 2,247,198 2,042,788 Central Bank of Brazil deposits 183,836 167,275 Interbank deposits 4 61,234 66,195 Securities purchased under agreements to resell 4 359,307 280,595 Securities 9 393,644 329,965 Loan and lease operations 10 1,099,784 1,083,798 Other financial assets 18a 199,187 164,029 (-) Provision for expected credit loss 4, 9, 10 (49,794) (49,069) At Fair Value through Other Comprehensive Income 143,919 132,473 Securities 8 143,919 132,473 At Fair Value through Profit or Loss 737,166 705,250 Securities 5 623,235 628,774 Derivatives 6, 7 111,726 73,384 Other financial assets 18a 2,205 3,092 Insurance contracts 27 427 212 Tax assets 85,185 79,103 Income tax and social contribution - current 2c XIII 3,770 3,027 Income tax and social contribution - deferred 2c XIII, 24b I 68,491 63,486 Other 12,924 12,590 Other assets 18a 26,275 21,625 Investments in associates and joint ventures 11 10,885 10,840 Fixed assets, net 2c VIII, 13 12,444 12,635 Goodwill and Intangible assets, net 14 26,229 24,099 Total assets 3,323,991 3,066,169 The accompanying notes are an integral part of these consolidated financial statements. 12

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet (In millions of reais) Liabilities and stockholders' equity Note 09/30/2026 12/31/2025 Financial Liabilities 2,607,223 2,424,121 At Amortized Cost 2,498,897 2,350,901 Deposits 15 1,162,322 1,114,482 Securities sold under repurchase agreements 17a 485,906 434,607 Interbank market funds 17b 411,003 406,170 Institutional market funds 17c 168,171 154,194 Other financial liabilities 18b 271,495 241,448 At Fair Value through Profit or Loss 105,835 71,427 Derivatives 6, 7 104,693 69,741 Structured notes 16 62 57 Other financial liabilities 18b 1,080 1,629 Provisions for financial guarantees, credit commitments and credits to be released 10 2,491 1,793 Insurance contracts and private pension 27 387,189 353,253 Provisions 29 18,327 17,791 Tax liabilities 24c 13,273 11,582 Income tax and social contribution - current 2c XIII 8,177 6,436 Income tax and social contribution - deferred 2c XIII, 24b II 417 491 Other 4,679 4,655 Other liabilities 18b 58,717 44,346 Total liabilities 3,084,729 2,851,093 Total stockholders’ equity attributed to the owners of the parent company 229,270 204,501 Capital 19a 136,910 136,910 Treasury shares 19a (233) (13) Capital reserves 19c 2,341 2,876 Profit reserves 19c 95,058 67,711 Other comprehensive income (4,806) (2,983) Non-controlling interests 19d 9,992 10,575 Total stockholders’ equity 239,262 215,076 Total liabilities and stockholders' equity 3,323,991 3,066,169 The accompanying notes are an integral part of these consolidated financial statements. 13

Itaú Unibanco Holding S.A.

Condensed Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	07/01 to 09/30/2026	07/01 to 09/30/2025	01/01 to 09/30/2026	01/01 to 09/30/2025
Operating Revenues		48,357	43,402	138,510	127,780
Interest and similar income	21a	78,709	71,181	223,607	197,913
Interest and similar expense	21b	(61,921)	(53,987)	(170,886)	(169,860)
Income of Assets and Liabilities at Fair Value through Profit or Loss	21c	14,168	13,628	33,787	40,440
Foreign exchange results and exchange variations in foreign transactions		(641)	(3,073)	3,502	18,050
Commissions and Banking Fees	22	12,240	11,681	36,252	34,385
Income from Insurance Contracts and Private Pension		2,380	2,425	7,170	6,726
Income from Insurance Contracts and Private Pension, net of Reinsurance	27	2,212	2,012	6,562	5,722
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(12,765)	(10,582)	(33,404)	(30,867)
Income from Financial Assets related to Insurance Contracts and Private Pension		12,933	10,995	34,012	31,871
Other income / (expenses)		3,422	1,547	5,078	126
Expected Credit Loss from Financial Assets		(9,051)	(7,490)	(27,448)	(24,879)
Expected Credit Loss with Loan and Lease Operations	10c	(8,434)	(7,959)	(25,323)	(24,910)
Expected Credit Loss with Other Financial Asset, net		(617)	469	(2,125)	31
Operating Revenues Net of Expected Credit Losses from Financial Assets		39,306	35,912	111,062	102,901
Other operating income / (expenses)		(25,017)	(22,193)	(69,791)	(66,639)
General and administrative expenses	23	(22,275)	(19,848)	(63,181)	(59,235)
Tax expenses		(3,070)	(2,727)	(8,877)	(8,479)
Share of associates and joint ventures	11	328	382	2,267	1,075
Income / (loss) before income tax and social contribution		14,289	13,719	41,271	36,262
Current income tax and social contribution	24a	(4,794)	(3,866)	(10,689)	(9,461)
Deferred income tax and social contribution	24a	2,775	1,747	5,887	6,904
Net income / (loss)		12,270	11,600	36,469	33,705
Net income attributable to owners of the parent company	25	12,227	11,306	35,842	32,950
Net income / (loss) attributable to non-controlling interests	19d	43	294	627	755
Earnings per share - basic	25				
Common		1.11	1.02	3.25	2.97
Preferred		1.11	1.02	3.25	2.97
Earnings per share - diluted	25				
Common		1.10	1.01	3.22	2.94
Preferred		1.10	1.01	3.22	2.94
Weighted average number of outstanding shares - basic	25				
Common		5,617,742,977	5,617,742,977	5,617,742,977	5,617,742,977
Preferred		5,404,180,685	5,458,553,046	5,404,514,878	5,472,202,581
Weighted average number of outstanding shares - diluted	25				
Common		5,617,742,977	5,617,742,977	5,617,742,977	5,617,742,977
Preferred		5,528,926,294	5,559,560,960	5,511,218,064	5,583,943,656

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 14

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Comprehensive Income (In millions of reais) Note 07/01 to 09/30/2026 07/01 to 09/30/2025 01/01 to 09/30/2026 01/01 to 09/30/2025 Net income / (loss) 12,270 11,600 36,469 33,705 Financial assets at fair value through other comprehensive income 8 252 78 (334) 1,000 Change in fair value 1,184 (567) 645 (715) Tax effect (560) 312 (285) 303 (Gains) / losses transferred to income (675) 607 (1,261) 2,568 Tax effect 303 (274) 567 (1,156) Hedge (83) 401 1,132 1,549 Cash flow hedge 7 (214) 24 71 119 Change in fair value (345) 54 182 228 Tax effect 131 (30) (111) (109) Hedge of net investment in foreign operation 7 131 377 1,061 1,430 Change in fair value 244 718 2,006 2,748 Tax effect (113) (341) (945) (1,318) Insurance contracts and private pension 69 98 (2) 623 Change in discount rate 116 163 (2) 865 Tax effect (47) (65) - (242) Remeasurements of liabilities for post-employment benefits (1) (4) (4) (19) (13) Remeasurements 26 (7) (9) (31) (25) Tax effect 3 5 12 12 Foreign exchange variation in foreign investments (285) (1,028) (2,600) (6,096) Other comprehensive income of non-controlling interests (229) (437) (486) (748) Total other comprehensive income (280) (892) (2,309) (3,685) Total comprehensive income 11,990 10,708 34,160 30,020 Comprehensive income attributable to the owners of the parent company 12,176 10,851 34,019 30,013 Comprehensive income attributable to non-controlling interests (186) (143) 141 7 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. 15

Itaú Unibanco Holding S.A.

Condensed Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

		Attributed to owners of the parent company												
							Other comprehensive income							
	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Retained earnings	Financial assets at fair value through other comprehensive income [1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge [2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Total - 01/01/2025		90,729	(909)	2,732	121,428	-	(3,318)	556	(1,959)	11,730	(9,899)	211,090	10,194	221,284
Transactions with owners		33,334	(913)	(132)	(33,334)	-	-	-	-	-	-	(1,045)	-	(1,045)
Acquisition of treasury shares	19, 20	-	(1,894)	-	-	-	-	-	-	-	-	(1,894)	-	(1,894)
Result of delivery of treasury shares	19, 20	-	981	(9)	-	-	-	-	-	-	-	972	-	972
Recognition of share-based payment plans		-	-	(123)	-	-	-	-	-	-	-	(123)	-	(123)
Capitalization by reserves		33,334	-	-	(33,334)	-	-	-	-	-	-	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	-	(412)	(412)
Interest on capital		-	-	-	-	(9,503)	-	-	-	-	-	(9,503)	-	(9,503)
Dividends / Interest on capital - declared after previous period		-	-	-	(15,489)	-	-	-	-	-	-	(15,489)	-	(15,489)
Unclaimed dividends and Interest on capital		-	-	-	-	36	-	-	-	-	-	36	-	36
Corporate reorganization	2c I, 3	-	-	-	82	-	-	-	-	-	-	82	-	82
Other		-	-	-	(266)	-	-	-	-	-	-	(266)	-	(266)
Total comprehensive income		-	-	-	-	32,950	1,000	623	(13)	(6,096)	1,549	30,013	7	30,020
Net income		-	-	-	-	32,950	-	-	-	-	-	32,950	755	33,705
Other comprehensive income		-	-	-	-	-	1,000	623	(13)	(6,096)	1,549	(2,937)	(748)	(3,685)
Appropriations:														
Legal reserve		-	-	-	1,701	(1,701)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	21,782	(21,782)	-	-	-	-	-	-	-	-
Total - 09/30/2025	19	124,063	(1,822)	2,600	95,904	-	(2,318)	1,179	(1,972)	5,634	(8,350)	214,918	9,789	224,707
Change in the period		33,334	(913)	(132)	(25,524)	-	1,000	623	(13)	(6,096)	1,549	3,828	(405)	3,423
Total - 01/01/2026		136,910	(13)	2,876	67,711	-	(2,338)	1,494	(1,964)	8,722	(8,897)	204,501	10,575	215,076
Transactions with owners		-	(220)	(535)	-	-	-	-	-	-	-	(755)	-	(755)
Acquisition of treasury shares	19, 20	-	(1,760)	-	-	-	-	-	-	-	-	(1,760)	-	(1,760)
Result of delivery of treasury shares	19, 20	-	1,540	(89)	-	-	-	-	-	-	-	1,451	-	1,451
Recognition of share-based payment plans		-	-	(446)	-	-	-	-	-	-	-	(446)	-	(446)
Dividends		-	-	-	-	-	-	-	-	-	-	-	(724)	(724)
Interest on capital		-	-	-	-	(10,113)	-	-	-	-	-	(10,113)	-	(10,113)
Unclaimed dividends and Interest on capital		-	-	-	-	54	-	-	-	-	-	54	-	54
Corporate reorganization	2c I, 3	-	-	-	68	-	-	-	-	-	-	68	-	68
Other		-	-	-	1,496	-	-	-	-	-	-	1,496	-	1,496
Total comprehensive income		-	-	-	-	35,842	(334)	(2)	(19)	(2,600)	1,132	34,019	141	34,160
Net income		-	-	-	-	35,842	-	-	-	-	-	35,842	627	36,469
Other comprehensive income		-	-	-	-	-	(334)	(2)	(19)	(2,600)	1,132	(1,823)	(486)	(2,309)
Appropriations:														
Legal reserve		-	-	-	1,756	(1,756)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	24,027	(24,027)	-	-	-	-	-	-	-	-
Total - 09/30/2026	19	136,910	(233)	2,341	95,058	-	(2,672)	1,492	(1,983)	6,122	(7,765)	229,270	9,992	239,262
Change in the period		-	(220)	(535)	27,347	-	(334)	(2)	(19)	(2,600)	1,132	24,769	(583)	24,186

1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.

2) Includes cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026

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Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Cash Flows (In millions of reais) Note 01/01 to 09/30/2026 01/01 to 09/30/2025 Adjusted net income 75,193 70,319 Net income 36,469 33,705 Adjustments to net income: 38,724 36,614 Share-based payment (97) (99) Effect of changes in exchange rates on cash and cash equivalents 3,947 5,958 Expected credit loss with financial assets 27,448 24,879 Income from interest and foreign exchange variation from operations with subordinated debt 3,861 2,066 Financial income from insurance contracts and private pension 27 33,404 30,867 Depreciation and amortization 5,609 5,539 Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 29b 721 1,383 Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 29b 3,497 2,305 Revenue from update / charges on deposits in guarantee (806) (702) Deferred taxes (excluding hedge tax effects) 24b (1,140) (1,686) Income from share in the net income of associates and joint ventures and other investments (2,267) (1,075) Income from financial assets at fair value through other comprehensive income (1,261) 2,568 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (8,486) (5,612) Income from interest and foreign exchange variation of financial assets at amortized cost (27,486) (29,585) Income from sale of investments and fixed assets (288) (179) Other 23 2,068 (13) Change in assets and liabilities 42,839 7,569 (Increase) / decrease in assets Interbank deposits (857) 37,466 Securities purchased under agreements to resell (17,595) (328) Central Bank of Brazil deposits (16,561) (3,494) Loan and lease operations (41,307) (23,419) Derivatives (assets / liabilities) (2,258) 6,623 Financial assets at fair value through profit or loss 5,539 (76,718) Other financial assets (33,465) (7,958) Tax assets (1,077) (1,446) Other assets (9,925) (8,630) (Decrease) / increase in liabilities Deposits 47,840 (15,179) Securities sold under repurchase agreements 51,299 66,609 Funds from interbank markets 4,833 7,372 Funds from institutional markets 11,844 615 Other financial liabilities 29,498 26,005 Financial liabilities at fair value through profit or loss 4 (66) Insurance contracts and private pension 530 3,880 Provisions (2,321) (1,468) Tax liabilities 11,278 11,647 Other liabilities 14,245 (5,864) Payment of income tax and social contribution (8,705) (8,078) Net cash from / (used in) operating activities 118,032 77,888 Dividends / interest on capital received from investments in associates and joint ventures 495 526 (Purchase) / funds from the sale of financial assets at fair value through other comprehensive income (2,328) (15,685) (Purchase) / redemptions of financial assets at amortized cost (36,889) 44,637 (Purchase) / sale of investments in associates and joint ventures (3) (22) (Purchase) / sale of fixed assets (1,042) (742) (Purchase) / sale and Termination of intangible asset agreements 14 (6,821) (4,364) Net cash from / (used in) investment activities (46,588) 24,350 Raising of subordinated debt obligations 11,315 9,401 Redemption of subordinated debt obligations (13,043) (9,371) Change in non-controlling stockholders interests (486) (748) Acquisition of treasury shares (1,760) (1,894) Result of delivery of treasury shares 1,102 948 Dividends / interest on capital paid to non-controlling interests (724) (412) Dividends / interest on capital paid (11,474) (27,811) Net cash from / (used in) financing activities (15,070) (29,887) Net increase / (decrease) in cash and cash equivalents 2c III 56,374 72,351 Cash and cash equivalents at the beginning of the period 114,890 117,286 Effect of changes in exchange rates on cash and cash equivalents (3,947) (5,958) Cash and cash equivalents at the end of the period 167,317 183,679 Cash 34,263 34,369 Interbank deposits 40,876 46,375 Securities purchased under agreements to resell - Collateral held 92,178 102,935 Additional information on cash flow (mainly operating activities) Interest received 233,584 180,638 Interest paid 138,508 155,330 Non-cash transactions Loans transferred to assets held for sale - - Dividends and interest on capital declared and not yet paid 1,236 932 The accompanying notes are an integral part of these consolidated financial statements. 17

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Added Value (In millions of reais) 01/01 to 09/30/2026 01/01 to 09/30/2025 Income 286,695 277,979 Interest and similar 265,643 261,621 Commissions and banking fees 36,252 34,385 Income from insurance contracts and private pension 7,170 6,726 Expected credit loss with financial assets (27,448) (24,879) Other 5,078 126 Expenses (178,254) (175,328) Interest and similar (170,886) (169,860) Other (7,368) (5,468) Inputs purchased from third parties (18,948) (18,479) Third-Party and financial system services, security, transportation and travel expenses (6,148) (6,140) Other (12,800) (12,339) Data processing and telecommunications (4,710) (4,320) Advertising, promotions and publication (1,522) (1,353) Installations and materials (1,038) (1,018) Other (5,530) (5,648) Gross added value 89,493 84,172 Depreciation and amortization (5,786) (5,563) Net added value produced by the company 83,707 78,609 Added value received through transfer - Result of equity method 2,267 1,075 Total added value to be distributed 85,974 79,684 Distribution of added value 85,974 79,684 Personnel 26,653 25,509 Direct compensation 21,136 19,684 Benefits 4,459 4,796 FGTS – government severance pay fund 1,058 1,029 Taxes, fees and contributions 21,701 19,325 Federal 20,308 17,960 Municipal 1,393 1,365 Return on third parties’ capital 1,151 1,145 Rent 1,151 1,145 Return on capital 36,469 33,705 Dividends and interest on capital 10,113 9,503 Retained earnings attributable to owners of the parent company 25,729 23,447 Retained earnings attributable to non-controlling interests 627 755 The accompanying notes are an integral part of these financial statements. 18

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Itaú Unibanco Holding S.A. Notes to the Condensed Consolidated Financial Statements At 09/30/2026 and 12/31/2025 for balance sheet accounts and from 01/01 to 09/30 of 2026 and 2025 for the statement of income (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No. 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These Consolidated Financial Statements were approved by the Board of Directors on November 03, 2026. Note 2 - Material accounting policies a) Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”). ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. These Consolidated Financial Statements were prepared in accordance with IAS 34 - Interim Financial Reporting and ITAÚ UNIBANCO HOLDING opted to present its Condensed Financial Statements. The presentation of the Statement of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value; however, the IFRS do not require the presentation of this statement, which is presented as supplementary information, without prejudice to the set of Financial Statements. 19

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended September 30, 2026 • IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures: The amendments mainly address the following topics: additional guidance on the assessment of "solely payments of principal and interest" (SPPI Test) for financial assets and date of recognition and write-off of financial instruments. The amendments are effective for years starting on January 1st, 2026. ITAÚ UNIBANCO HOLDING reclassified corporate securities, investment fund quotas and other securities classified in the category fair value through profit or loss, in the amount of R$ 35,584, to the category amortized cost, for the amount of R$ 37,876. The changes had a positive effect of R$ 1,421 in Stockholders’ Equity, net of taxes. II - Applicable for future periods • IFRS 18 - Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) into the structure of the statement of income. It also requires companies to disclose explanations about the performance measures established by management related to the statement of income. These amendments are effective for years beginning January 1st, 2027. Possible impacts are being evaluated and will be concluded by the date the standard becomes effective. c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. I - Consolidation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances and income accounts related to transaction values have been eliminated. 20

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2026	12/31/2025	09/30/2026	12/31/2025
In Brazil							
Banco Itaú Consignado S.A. [2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaucard S.A. [3]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	53.88%	53.88%	53.88%	53.88%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd. [4]	Real	Cayman Islands	Financial institution	-	100.00%	-	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.08%	67.06%	67.08%	67.06%

1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar.
2) Company merged by Itaú Unibanco S.A. at 05/31/2026.
3) Company merged by Itaú Unibanco Holding S.A. at 08/31/2026.
4) Company merged by Itaú Bank & Trust Cayman LTD. at 08/31/2026.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 21

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling interests’ ownership is measured on the date of acquisition according to the proportional interest in Stockholders’ Equity of the acquired entity. I.II - Capital transactions with non-controlling interests Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling interests is recognized directly in Stockholders' Equity. II - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income. For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING conducts a partial hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, on the trading date, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out simultaneously with the use of the related allowance for expected credit loss and collection procedures are maintained. Subsequent recoveries are accounted for as revenue as a counterparty to asset, with the constitution of their respective provision for expected credit loss. • ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control. 22

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused write-off of the contract, the gross book value of this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation. IV.I - Classification of financial assets Financial assets are classified and subsequently measured in the following categories: • Amortized cost (AC): used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. • Fair value through other comprehensive income (FVOCI): used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. • Fair value through profit or loss (FVPL): used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss. The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING has financial assets designated at fair value through profit or loss to reduce an accounting mismatch. Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated. SPPI Test: is the assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset does not meet the SPPI Test and is classified in the category Fair value through profit or loss. Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for jointly, this is, the whole instrument (principal and derivative component) is measured at Fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative and the underlying instrument is not booked at Fair value through profit or loss. Equity instruments: the shares and quotas are classified at Fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at Fair value through other comprehensive income. 23

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives. • Credit commitments and Credits to be released. • Financial guarantees: measured at the higher amount between (i) the provision for expected credit loss; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term. • Premium bonds plans: they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities. The portion of the fair value variation resulting from changes in ITAÚ UNIBANCO HOLDING's own credit risk is recognized in income for derivative financial liabilities, and in other comprehensive income when it is a financial liability designated at fair value through profit or loss, both amounts net of tax effects. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and income of assets and liabilities at fair value through profit or loss. For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. 24

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts. ITAÚ UNIBANCO HOLDING classifies financial instruments as non-performing if the payment of the principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis. Expected credit loss: ITAÚ UNIBANCO HOLDING assesses the expected credit loss associated with financial assets measured at amortized cost and through other comprehensive income, credit commitments, credits to be released and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets). The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected credit loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions considered to estimate the expected credit loss are: • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual basis and, in the case of retail portfolios, collectively. For collective assessment purposes of retail portfolios, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, guarantees, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level. 25

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 The migration of the financial asset to an earlier stage occurs with a consistent and sustainable reduction in credit risk, mainly evidenced by recurring payments and by the non-activation of credit deterioration triggers. • Maximum contractual period: ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine expected credit loss over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. IV.IV - Derivatives and use of hedge accounting Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Accounting Hedge: the risk management conducted with derivatives and non-derivatives may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements. ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7. At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives and qualifying financial assets and liabilities. To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued. The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment. 26

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 • Cash flow hedge: the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income. To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income of Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability. If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. • Hedge of net investment in foreign operations: is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income. To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method. In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income. • Fair value hedge: gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income. If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income. To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method. V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs or (ii) their book value. ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale. 27

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets). In the execution of the contract and/or receipt of the property handover certificate, future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized in the headings of Fixed Assets and/or Intangible Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and lntangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software and rights for acquisition of payrolls. Intangible assets are measured at amortized cost in the initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU). 28

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance contracts and private pension To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING uses the three measurement approaches below, considering the characteristics of the contracts: • Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable. • Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period. • Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs. The initial recognition of groups of insurance contracts and private pension is performed by the total of: • Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future. • Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk. The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between: 29

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 • Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight- line basis over the term of the contract. • Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that is, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk. Regarding the assessment of the separation of components of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING’s private pension contracts is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase). For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period. The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING. The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a “bottom-up” approach). Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product. Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group. Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used. 30

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors. XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated on a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 29. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as a whole. 31

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used. ITAÚ UNIBANCO HOLDING applies the normative exception and does not recognize and disclose deferred tax assets and liabilities related to taxes on profits under Pillar II of the Organization for Economic Cooperation and Development (OECD). Currently no material impacts on current tax are expected in the jurisdictions applicable to ITAÚ UNIBANCO HOLDING. The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the period in which they are enacted. In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING. Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant being the nominal discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in Other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Share-based payments Share-based payments are measured at the fair value, with recognition in Stockholders’ Equity during the vesting period of the instruments. In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan. The plans are settled with shares and are made up of variable compensation programs in shares and partner program. XVI - Treasury shares The purchase and sale of common and preferred shares are recorded in Stockholders’ Equity under Treasury shares at average share price. The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves. 32

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 XVII - Capital compensation ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements. Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards. Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by the Board of Directors. Dividends and interest on capital are presented in Note 19. XVIII - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. Note 3 - Business development Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, granted on October 31, 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda. (ITB HOLDING), acquired 35% of AVENUE’s capital. In the second phase, performed on January 30, 2026, ITAÚ UNIBANCO HOLDING through its subsidiary ITB HOLDING, acquired an additional 17.2% ownership interest in AVENUE, for approximately R$ 730 and started holding control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. Effective acquisitions and financial settlements occurred after the required regulatory approvals. Sale of the retail banking portfolio in Colombia and Panama On July 31, 2026, following the receipt of the required regulatory approvals, ITAÚ UNIBANCO HOLDING, through Itaú Colombia S.A. and Itaú (Panamá) S.A., disposed, for the book value, its retail banking portfolio (Loans and Deposits) to Banco de Bogotá S.A. and Banco de Bogotá (Panamá) S.A. for approximately R$ 3.5 billion. 33

Note 4 - Interbank deposits and securities purchased under agreements to resell

The accounting policy on Interbank deposits and securities purchased under agreements to resell is presented in Note 2c IV.

	09/30/2026	12/31/2025
	Amortized cost	Amortized cost
Securities purchased under agreements to resell	359,307	280,595
Collateral held	102,716	39,562
Collateral repledge	159,725	162,795
Assets received as collateral with right to sell or repledge	31,256	55,300
Assets received as collateral without right to sell or repledge	128,469	107,495
Collateral sold	96,866	78,238
Interbank deposits	61,234	66,195
(Provision for expected credit loss)	(20)	(29)
Total	420,521	346,761
Current	415,544	339,703
Non-current	4,977	7,058

Interbank deposits and securities purchased under agreements to resell are classified in stage 1.

Note 5 - Securities at fair value through profit or loss (FVPL)

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	09/30/2026			12/31/2025		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustment	Fair value
Government securities	409,287	658	409,945	402,880	(6)	402,874
Brazil	404,567	675	405,242	396,394	64	396,458
Latin America	4,120	(17)	4,103	6,085	(70)	6,015
Abroad	600	-	600	401	-	401
Corporate securities	123,988	(355)	123,633	147,915	(2,540)	145,375
Rural product note	133	(19)	114	634	2	636
Bank deposit certificates	1,143	(1)	1,142	1,108	-	1,108
Real estate receivables certificates	2,030	(47)	1,983	2,134	(88)	2,046
Debentures	76,091	(200)	75,891	100,376	(2,470)	97,906
Eurobonds and other	3,009	(69)	2,940	3,093	5	3,098
Financial bills	39,394	2	39,396	37,341	4	37,345
Promissory and commercial notes	592	-	592	1,177	(3)	1,174
Other	1,596	(21)	1,575	2,052	10	2,062
Shares	28,808	(2,061)	26,747	24,824	351	25,175
Investment funds	38,836	(143)	38,693	39,940	(95)	39,845
Total	600,919	(1,901)	599,018	615,559	(2,290)	613,269
Government securities (Designated at FVPL)	24,211	6	24,217	15,471	34	15,505
Fair value	625,130	(1,895)	623,235	631,030	(2,256)	628,774

The securities pledged as Guarantee of funding transactions with financial institutions and customers and post-employment benefits (note 26b), are: a) Government securities - Brazil R$ 60,734 (R$ 86,660 at 12/31/2025), b) Government securities - Latin America R$ 284 (R$ 344 at 12/31/2025) and c) Corporate securities R$ 766 (R$ 176 at 12/31/2025), totaling R$ 61,784 (R$ 87,180 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 34

Securities at FVPL, by maturity:

	09/30/2026		12/31/2025	
	Gross book value	Fair value	Gross book value	Fair value
Current	192,000	190,257	150,736	150,847
Non-stated maturity	63,239	61,045	52,476	52,718
Up to one year	128,761	129,212	98,260	98,129
Non-current	433,130	432,978	480,294	477,927
From one to five years	307,276	307,504	356,739	356,539
From five to ten years	99,095	98,695	94,449	93,757
After ten years	26,759	26,779	29,106	27,631
Total	625,130	623,235	631,030	628,774

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 369,212 (R$ 335,480 at 12/31/2025) that belong to investment funds which are wholly owned by Itaú Vida e Previdência S.A. The return on those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

Note 6 - Derivatives

The accounting policy on Derivatives is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument.

Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards.

Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term.

Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a notional principal amount.

Credit derivatives - They are financial instruments which aim is to transfer credit risk:

- Credit default swap (CDS): They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs.

- Total return swap (TRS): They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows.

Further information on parameters used to manage risks may be found in Note 32.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 35

a) Derivatives by maturity date and counterparty

By notional amount	09/30/2026							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	429,994	64,534	2,863,103	273,391	263,332	1,765	7,103	3,903,222
31 - 90	198,742	33,274	473,561	467,237	192,085	543	6,931	1,372,373
91 - 365	433,118	57,719	3,371,581	1,849,841	309,215	35,598	3,229	6,060,301
366 - 720	142,464	10,016	56,882	1,249,886	69,198	32,052	4,578	1,565,076
Over 720 days	225,928	4,801	45,491	2,098,017	45,451	43,724	4,247	2,467,659
Total	1,430,246	170,344	6,810,618	5,938,372	879,281	113,682	26,088	15,368,631
Counterparties								
Stock exchange/Clearing	1,430,246	2,937	6,669,787	3,635,458	115,859	50,164	19,423	11,923,874
Over-the-counter market	-	167,407	140,831	2,302,914	763,422	63,518	6,665	3,444,757
Financial institutions	-	129,108	71,718	1,835,300	483,708	63,518	6,517	2,589,869
Companies	-	38,052	64,415	430,018	275,957	-	148	808,590
Individuals	-	247	4,698	37,596	3,757	-	-	46,298
Total	1,430,246	170,344	6,810,618	5,938,372	879,281	113,682	26,088	15,368,631

By notional amount	12/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	499,584	56,115	1,452,351	686,500	237,606	2,751	1,081	2,935,988
31 - 90	224,069	34,281	833,624	515,001	155,756	-	388	1,763,119
91 - 365	240,613	61,371	4,419,485	1,222,548	281,022	50,417	635	6,276,091
366 - 720	140,341	12,554	74,601	773,310	73,963	17,752	2,183	1,094,704
Over 720 days	212,304	6,037	44,141	1,406,264	45,741	44,352	6,890	1,765,729
Total	1,316,911	170,358	6,824,202	4,603,623	794,088	115,272	11,177	13,835,631
Counterparties								
Stock exchange/Clearing	1,316,883	9,855	6,694,178	2,631,330	143,224	48,710	106	10,844,286
Over-the-counter market	28	160,503	130,024	1,972,293	650,864	66,562	11,071	2,991,345
Financial institutions	28	118,102	81,893	1,593,922	397,802	66,562	7,026	2,265,335
Companies	-	42,356	44,662	341,383	250,286	-	4,045	682,732
Individuals	-	45	3,469	36,988	2,776	-	-	43,278
Total	1,316,911	170,358	6,824,202	4,603,623	794,088	115,272	11,177	13,835,631

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 36

By fair value - assets	09/30/2026							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	12,310	717	928	4,310	2	690	18,957
31 - 90	-	643	1,880	2,432	4,385	2	5	9,347
91 - 365	-	1,148	3,037	10,744	7,762	49	5	22,745
366 - 720	-	288	2,883	8,923	1,142	107	25	13,368
Over 720 days	-	30	3,903	42,265	728	216	167	47,309
Total	-	14,419	12,420	65,292	18,327	376	892	111,726
Counterparties								
Stock exchange/Clearing	-	86	5,928	25,619	2,112	143	554	34,442
Over-the-counter market	-	14,333	6,492	39,673	16,215	233	338	77,284
Financial institutions	-	12,562	2,869	23,363	8,840	233	151	48,018
Companies	-	1,769	3,418	15,672	7,180	-	187	28,226
Individuals	-	2	205	638	195	-	-	1,040
Total	-	14,419	12,420	65,292	18,327	376	892	111,726

By fair value - liabilities	09/30/2026							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	(14,396)	(556)	(531)	(4,207)	-	(1)	(19,691)
31 - 90	-	(534)	(1,117)	(1,254)	(4,105)	-	(1)	(7,011)
91 - 365	-	(545)	(2,339)	(8,781)	(8,353)	(12)	(20)	(20,050)
366 - 720	-	(128)	(1,638)	(8,543)	(1,430)	(35)	(6)	(11,780)
Over 720 days	-	(82)	(2,766)	(41,935)	(1,021)	(203)	(174)	(46,181)
Total	-	(15,685)	(8,416)	(61,044)	(19,116)	(250)	(202)	(104,713)
Counterparties								
Stock exchange/Clearing	-	-	(2,467)	(23,415)	(2,632)	(186)	(507)	(29,207)
Over-the-counter market	-	(15,685)	(5,949)	(37,629)	(16,484)	(64)	305	(75,506)
Financial institutions	-	(11,859)	(1,971)	(24,396)	(10,211)	(64)	(152)	(48,653)
Companies	-	(3,755)	(3,917)	(10,144)	(6,223)	-	457	(23,582)
Individuals	-	(71)	(61)	(3,089)	(50)	-	-	(3,271)
Total	-	(15,685)	(8,416)	(61,044)	(19,116)	(250)	(202)	(104,713)

By fair value - assets	12/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	2,037	1,388	4,885	2,223	198	570	11,301
31 - 90	-	414	1,264	1,264	1,719	-	1	4,662
91 - 365	-	1,462	3,895	4,826	3,153	57	6	13,399
366 - 720	-	543	1,864	9,371	749	97	17	12,641
Over 720 days	-	151	3,315	26,838	507	263	307	31,381
Total	-	4,607	11,726	47,184	8,351	615	901	73,384
Counterparties								
Stock exchange/Clearing	-	420	7,995	20,217	1,137	163	590	30,522
Over-the-counter market	-	4,187	3,731	26,967	7,214	452	311	42,862
Financial institutions	-	3,075	2,153	18,975	4,153	452	294	29,102
Companies	-	1,111	1,500	7,312	3,007	-	17	12,947
Individuals	-	1	78	680	54	-	-	813
Total	-	4,607	11,726	47,184	8,351	615	901	73,384

By fair value - liabilities	12/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	(3,203)	(513)	(5,078)	(2,574)	-	(40)	(11,408)
31 - 90	-	(621)	(895)	(1,397)	(1,500)	-	(1)	(4,414)
91 - 365	-	(412)	(3,056)	(4,865)	(4,399)	(4)	(37)	(12,773)
366 - 720	-	(119)	(1,496)	(8,601)	(1,749)	(52)	(6)	(12,023)
Over 720 days	-	(26)	(2,442)	(25,512)	(707)	(311)	(144)	(29,142)
Total	-	(4,381)	(8,402)	(45,453)	(10,929)	(367)	(228)	(69,760)
Counterparties								
Stock exchange/Clearing	-	(6)	(3,920)	(20,200)	(1,556)	(184)	(63)	(25,929)
Over-the-counter market	-	(4,375)	(4,482)	(25,253)	(9,373)	(183)	(165)	(43,831)
Financial institutions	-	(3,285)	(2,271)	(16,909)	(4,318)	(183)	(97)	(27,063)
Companies	-	(1,047)	(2,171)	(5,759)	(4,996)	-	(68)	(14,041)
Individuals	-	(43)	(40)	(2,585)	(59)	-	-	(2,727)
Total	-	(4,381)	(8,402)	(45,453)	(10,929)	(367)	(228)	(69,760)

Own credit risk (DVA) was R$ 20 (R$ 19 at 12/31/2025) and is composed of derivatives.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 37

The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 26,723 (R$ 22,662 at 12/31/2025), composed basically of cash, shares and government securities.

b) Derivatives by index

	09/30/2026							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Shares								
Notional amount	25,474	76	1,535,223	3,327	7,850	6,467	282	1,578,699
Fair value - asset	-	71	7,197	719	171	111	-	8,269
Fair value - liability	-	18	(4,912)	(1,447)	(69)	(10)	-	(6,420)
Commodities								
Notional amount	16,791	15	15,065	35	9,889	2	-	41,797
Fair value - asset	-	15	737	-	688	-	-	1,440
Fair value - liability	-	(28)	(560)	(49)	(271)	-	-	(908)
Interest								
Notional amount	1,349,046	10,969	5,096,388	5,884,973	1,163	107,203	6,688	12,456,430
Fair value - asset	-	11,773	1,161	63,787	39	265	197	77,222
Fair value - liability	-	(13,147)	(323)	(59,405)	137	(239)	(184)	(73,161)
Foreign currency								
Notional amount	38,935	159,284	163,942	50,037	860,379	10	19,118	1,291,705
Fair value - asset	-	2,560	3,325	786	17,429	-	695	24,795
Fair value - liability	-	(2,528)	(2,621)	(143)	(18,913)	(1)	(18)	(24,224)

	12/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Shares								
Notional amount	15,858	432	2,109,456	2,177	2	6,616	2,727	2,137,268
Fair value - asset	-	418	7,246	556	-	131	6	8,357
Fair value - liability	-	-	(5,163)	(978)	-	(104)	(27)	(6,272)
Commodities								
Notional amount	16,204	17	15,938	49	10,404	2	774	43,388
Fair value - asset	-	17	1,274	-	253	-	20	1,564
Fair value - liability	-	(15)	(526)	(100)	(442)	-	(20)	(1,103)
Interest								
Notional amount	1,229,994	2,202	4,538,681	4,568,007	-	108,642	7,432	10,454,958
Fair value - asset	-	2,233	1,073	45,302	-	484	321	49,413
Fair value - liability	-	(2,203)	(673)	(43,777)	-	(263)	(147)	(47,063)
Foreign currency								
Notional amount	54,855	167,707	160,127	33,390	783,682	12	244	1,200,017
Fair value - asset	-	1,939	2,133	1,326	8,098	-	554	14,050
Fair value - liability	-	(2,163)	(2,040)	(598)	(10,487)	-	(34)	(15,322)

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 38

c) Credit derivatives

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

	09/30/2026				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument	85,717	35,023	35,594	10,108	4,992
CDS	35,484	4,153	16,231	10,108	4,992
TRS	50,233	30,870	19,363	-	-
By risk rating	85,717	35,023	35,594	10,108	4,992
Investment grade	10,189	543	6,346	3,042	258
Below investment grade	75,528	34,480	29,248	7,066	4,734
By reference entity	85,717	35,023	35,594	10,108	4,992
Brazilian government	72,967	33,757	28,251	6,454	4,505
Governments – abroad	462	9	256	187	10
Private entities	12,288	1,257	7,087	3,467	477

	12/31/2025				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument	87,134	52,386	15,513	16,210	3,025
CDS	34,561	1,482	13,844	16,210	3,025
TRS	52,573	50,904	1,669	-	-
By risk rating	87,134	52,386	15,513	16,210	3,025
Investment grade	9,500	299	2,402	6,675	124
Below investment grade	77,634	52,087	13,111	9,535	2,901
By reference entity	87,134	52,386	15,513	16,210	3,025
Brazilian government	74,760	51,550	11,757	8,806	2,647
Governments – abroad	470	6	225	237	2
Private entities	11,904	830	3,531	7,167	376

The composition of the Credit derivatives portfolio, by notional amount, is presented below:

	09/30/2026		
	Received risk	Transferred risk	Net risk
Credit derivatives			
CDS	(35,484)	27,965	(7,519)
TRS	(50,233)	-	(50,233)
Total	(85,717)	27,965	(57,752)

	12/31/2025		
	Received risk	Transferred risk	Net risk
Credit derivatives			
CDS	(34,561)	28,138	(6,423)
TRS	(52,573)	-	(52,573)
Total	(87,134)	28,138	(58,996)

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 39

d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2026					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	359,307	-	359,307	(571)	-	358,736
Derivatives	111,726	-	111,726	(49,028)	(526)	62,172

	12/31/2025					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	280,595	-	280,595	(91)	-	280,504
Derivatives	73,384	-	73,384	(25,593)	(99)	47,692

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2026					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	485,906	-	485,906	(32,177)	-	453,729
Derivatives	104,713	-	104,713	(49,028)	-	55,685

	12/31/2025					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	434,607	-	434,607	(5,479)	-	429,128
Derivatives	69,760	-	69,760	(25,593)	-	44,167

1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026

40

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Note 7 - Hedge accounting The accounting policy on Hedge accounting is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration. In hedge accounting, the groups of risk factors comprise: • Interest rate: Risk of loss in transactions subject to interest rate variations. • Currency: Risk of loss in transactions subject to foreign exchange variation. The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. 41

a) Summaries by instrument and hedge item, nominal amount and maturity

	09/30/2026			12/31/2025		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustment	Gross book value	Notional amount	Fair value adjustment	Gross book value
Cash flow hedge	279,094	(358)	279,765	240,699	(112)	240,803
Hedge of assets transactions	2,835	-	2,828	2,609	-	2,590
Hedge of asset-backed securities under repurchase agreements	21,052	-	21,768	14,039	-	14,459
Hedge of assets denominated in Chilean unit of account	72,098	(296)	72,099	83,462	(126)	83,462
Hedge of loan operations	45,403	(398)	45,403	20,950	78	20,950
Hedge of deposits and repurchase agreements	95,241	-	95,210	85,676	-	85,403
Hedge of funding	41,622	345	41,621	32,753	(63)	32,753
Hedge of highly probable forecast transactions [1]	843	(9)	836	1,210	(1)	1,186
Hedge of net investment in foreign operations	36,694	(231)	35,397	29,033	41	27,551
Hedge of net investment in foreign operations	36,694	(231)	35,397	29,033	41	27,551
Fair value hedge	157,977	(553)	160,313	144,699	(1,297)	144,448
Hedge of securities at amortized cost	67,587	(814)	70,765	55,573	(1,410)	55,761
Hedge of securities at fair value through other comprehensive income	20,581	291	19,794	15,422	86	15,070
Hedge of loan operations	32,610	349	32,796	34,599	71	34,599
Hedge of funding	37,199	(379)	36,958	39,075	(44)	38,990
Hedge of firm commitments [1]	-	-	-	30	-	28
Total	473,765	(1,142)	475,475	414,431	(1,368)	412,802

1) Refers to amounts designated to registered hedge items Off-balance sheet.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026

42

	09/30/2026							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	144,749	73,001	21,272	18,905	19,945	1,222	-	279,094
Hedge of assets transactions	-	2,249	-	586	-	-	-	2,835
Hedge of asset-backed securities under repurchase agreements	-	8,870	6,404	5,000	778	-	-	21,052
Hedge assets denominated in Chilean unit of account	45,786	19,200	3,368	-	3,430	314	-	72,098
Hedge of loan operations	13,785	13,796	2,361	6,501	8,960	-	-	45,403
Hedge of deposits and repurchase agreements	68,666	19,149	7,426	-	-	-	-	95,241
Hedge of funding	15,677	9,729	1,713	6,818	6,777	908	-	41,622
Hedge of highly probable forecast transactions (1)	835	8	-	-	-	-	-	843
Hedge of net investment in foreign operations	36,694	-	-	-	-	-	-	36,694
Hedge of net investment in foreign operations (2)	36,694	-	-	-	-	-	-	36,694
Fair value hedge	52,502	37,222	16,941	8,080	15,572	24,054	3,606	157,977
Hedge of securities at amortized cost	9,631	15,259	7,490	5,351	10,702	16,611	2,543	67,587
Hedge of securities at fair value through other comprehensive income	11,389	3,718	1,399	769	463	1,977	866	20,581
Hedge of loan operations	12,489	7,128	4,598	540	2,544	5,311	-	32,610
Hedge of funding	18,993	11,117	3,454	1,420	1,863	155	197	37,199
Total	233,945	110,223	38,213	26,985	35,517	25,276	3,606	473,765

	12/31/2025							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	151,954	40,224	17,515	11,116	13,883	6,007	-	240,699
Hedge of assets transactions	-	-	2,068	-	541	-	-	2,609
Hedge of asset-backed securities under repurchase agreements	-	-	8,132	5,907	-	-	-	14,039
Hedge assets denominated in Chilean unit of account	73,095	10,367	-	-	-	-	-	83,462
Hedge of loan operations	11,276	2,029	804	1,647	5,194	-	-	20,950
Hedge of deposits and repurchase agreements	51,197	20,191	3,579	2,835	2,032	5,842	-	85,676
Hedge of funding	15,176	7,637	2,932	727	6,116	165	-	32,753
Hedge of highly probable forecast transactions (1)	1,210	-	-	-	-	-	-	1,210
Hedge of net investment in foreign operations	29,033	-	-	-	-	-	-	29,033
Hedge of net investment in foreign operations (2)	29,033	-	-	-	-	-	-	29,033
Fair value hedge	55,652	24,255	25,370	12,385	7,832	15,579	3,626	144,699
Hedge of securities at amortized cost	8,937	7,939	14,342	4,766	3,906	13,668	2,015	55,573
Hedge of securities at fair value through other comprehensive income	11,438	130	1,390	98	728	688	950	15,422
Hedge of loan operations	13,600	7,890	5,988	4,507	1,411	882	321	34,599
Hedge of funding	21,647	8,296	3,650	3,014	1,787	341	340	39,075
Hedge of firm commitments (1)	30	-	-	-	-	-	-	30
Total	236,639	64,479	42,885	23,501	21,715	21,586	3,626	414,431

1) Refers to amounts designated to registered hedge items Off-Balance sheet.
2) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 43

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 b) Cash flow hedge Strategies are used to manage the variation: • In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI). • In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM). • In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet. 44

Strategies	Heading	09/30/2026					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Loans and lease operations and Securities	2,828	-	(18)	(25)	2,835	(18)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	21,768	-	(246)	(421)	21,052	(246)
Hedge of assets denominated in Chilean unit of account	Securities	72,099	-	(206)	(206)	72,098	(206)
Hedge of loan operations	Loans and lease operations	45,403	-	(460)	(434)	45,403	(460)
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell and Deposits	-	95,210	(30)	6	95,241	(30)
Hedge of funding	Deposits	-	39,993	445	432	39,994	445
Foreign exchange risk							
Hedge of funding	Deposits	-	1,628	(21)	(21)	1,628	(21)
Hedge of highly probable forecast transactions [1]		44	792	14	176	843	14
Total		142,142	137,623	(522)	(493)	279,094	(522)

Strategies	Heading	12/31/2025					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Loans and lease operations and Securities	2,590	-	9	(5)	2,609	9
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	14,459	-	(186)	(875)	14,039	(187)
Hedge of assets denominated in Chilean unit of account	Securities	83,462	-	57	56	83,462	57
Hedge of loan operations	Loans and lease operations	20,950	-	54	106	20,950	55
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	85,403	(273)	(8)	85,676	(273)
Hedge of funding	Deposits	-	30,935	(41)	(65)	30,935	(41)
Foreign exchange risk							
Hedge of funding	Deposits	-	1,818	28	28	1,818	28
Hedge of highly probable forecast transactions [1]		200	986	20	205	1,210	20
Total		121,661	119,142	(332)	(558)	240,699	(332)

1) Refers to amounts designated to registered hedge items Off-Balance sheet.

Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026

45

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Hedge instruments 09/30/2026 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 119,128 - - (294) (294) - (264) Forward 52,936 - 217 (152) (152) - - Swaps 104,559 561 476 (69) (69) - 18 Foreign exchange risk Futures 671 - - 7 7 - (2) Forward 1,800 5 231 (14) (14) - - Total 279,094 566 924 (522) (522) - (248) Hedge instruments 12/31/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 102,324 - - (450) (450) - (152) Forward 72,802 - 110 50 50 - (29) Swaps 62,545 141 69 21 21 - 18 Foreign exchange risk Futures 834 - - 23 23 - (2) Forward 2,194 - 74 24 24 - - Total 240,699 141 253 (332) (332) - (165) 1) Values in the heading derivatives. 46

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 c) Hedge of net investment in foreign operations Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency. Strategies 09/30/2026 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 35,397 - (13,678) (13,678) 36,694 (13,711) Total 35,397 - (13,678) (13,678) 36,694 (13,711) Strategies 12/31/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 27,551 - (15,392) (15,392) 29,033 (15,422) Total 27,551 - (15,392) (15,392) 29,033 (15,422) 1) Hedge instruments consider the gross tax position. 47

Hedge instruments	09/30/2026						
	Notional amount	Book value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	22,111	-	-	(4,187)	(4,147)	(40)	-
Future / NDF	8,287	-	195	(7,060)	(6,937)	(123)	-
Future / Financial assets	6,296	-	36	(2,464)	(2,594)	130	-
Total	36,694	-	231	(13,711)	(13,678)	(33)	-

Hedge instruments	12/31/2025						
	Notional amount	Book value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	12,285	-	-	(4,848)	(4,808)	(40)	-
Future / NDF	9,245	84	-	(7,484)	(7,360)	(124)	-
Future / Financial assets	7,503	-	43	(3,090)	(3,224)	134	-
Total	29,033	84	43	(15,422)	(15,392)	(30)	-

1) Values recorded in the heading derivatives.

d) Fair value hedge

Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures.

Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 48

Strategies	09/30/2026						
	Hedge item					Hedge instruments	
	Book value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	70,765	-	69,965	-	(800)	67,587	800
Hedge of securities at fair value through other comprehensive income	19,794	-	19,504	-	(290)	20,581	288
Hedge of loan operations	32,796	-	32,806	-	10	32,610	(12)
Hedge of funding	-	36,958	-	36,970	(12)	37,199	15
Total	123,355	36,958	122,275	36,970	(1,092)	157,977	1,091

Strategies	12/31/2025						
	Hedge item					Hedge instruments	
	Book value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	55,761	-	55,929	-	168	55,573	(169)
Hedge of securities at fair value through other comprehensive income	15,070	-	15,017	-	(53)	15,422	49
Hedge of loan operations	34,599	-	34,858	-	259	34,599	(264)
Hedge of funding	-	38,990	-	39,191	(201)	39,075	203
Foreign exchange risk							
Hedge of firm commitments	-	28	-	38	(10)	30	10
Total	105,430	39,018	105,804	39,229	163	144,699	(171)

1) Values recorded in the heading deposits, securities, and loan and lease operations.

Hedges of loan operations are portfolio strategies.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 0 (R$ (20) at 12/31/2025), with effect on the income of R$ (148) (R$ (57) at 01/01 to 09/30/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 49

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Hedge instruments 09/30/2026 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 108,558 955 1,508 123 (11) Futures 49,419 - - 968 10 Total 157,977 955 1,508 1,091 (1) Hedge instruments 12/31/2025 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 102,677 385 1,682 (349) (11) Futures 41,992 - - 168 3 Foreign exchange risk Futures 30 - - 10 - Total 144,699 385 1,682 (171) (8) 1) Values recorded in the heading Derivatives. 50

Note 8 - Securities at fair value through other comprehensive income (FVOCI)

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	09/30/2026			12/31/2025		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustment	Fair value
Government securities	136,545	(2,499)	134,046	122,487	(1,597)	120,890
Brazil	75,924	(2,114)	73,810	83,366	(1,603)	81,763
Latin America	35,663	(150)	35,513	25,173	(30)	25,143
Abroad	24,958	(235)	24,723	13,948	36	13,984
Corporate securities	9,690	(741)	8,949	11,381	(578)	10,803
Rural product note	870	(25)	845	-	-	-
Bank deposit certificates	479	3	482	168	(1)	167
Real estate receivables certificates	92	(7)	85	221	1	222
Debentures	2,698	(180)	2,518	4,582	(169)	4,413
Eurobonds and others	5,443	(514)	4,929	6,281	(410)	5,871
Financial bills	4	-	4	5	-	5
Promissory and commercial notes	5	-	5	-	-	-
Other	99	(18)	81	124	1	125
Total	146,235	(3,240)	142,995	133,868	(2,175)	131,693
Shares (designated at FVOCI)	1,820	(896)	924	1,840	(1,060)	780
Total	148,055	(4,136)	143,919	135,708	(3,235)	132,473
Expected credit loss (Income)	(473)			(480)		
Fair value adjustments (OCI)	(3,663)			(2,755)		
Fair value	143,919			132,473		

The securities pledged in guarantee of funding transactions with financial institutions and customers and post-employment benefits (note 26b), are: a) Government securities - Brazil R$ 43,063 (R$ 30,606 at 12/31/2025), b) Government securities - Latin America R$ 11,428 (R$ 3,540 at 12/31/2025), c) Government securities - Abroad R$ 12,973 (R$ 1,113 at 12/31/2025) and d) Corporate securities R$ 3,518 (R$ 3,125 at 12/31/2025), totaling R$ 70,982 (R$ 38,384 at 12/31/2025).

Regarding the shares designated to FVOCI, there was a receipt of dividends in the amount of R$ 7 (R$ 0 at 12/31/2025) and there was no sale of shares in the periods.

Securities at FVOCI, by maturity:

	09/30/2026		12/31/2025	
	Gross book value	Fair value	Gross book value	Fair value
Current	39,400	38,451	43,812	42,729
Non-stated maturity	1,820	923	1,840	781
Up to one year	37,580	37,528	41,972	41,948
Non-current	108,655	105,468	91,896	89,744
From one to five years	74,179	73,153	66,032	66,206
From five to ten years	24,491	24,165	15,687	15,154
After ten years	9,985	8,150	10,177	8,384
Total	148,055	143,919	135,708	132,473

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 51

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Reconciliation of expected credit losses for securities at FVOCI, except for shares designated at FVOCI, segregated by stages: 01/01/2026 Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 Cure from stage 2 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2025 09/30/2026 Government securities (3) - - - - 2 - (1) Corporate securities (15) (3) - - - 9 - (9) Total (18) (3) - - - 11 - (10) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Transfer from stage 1 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2025 09/30/2026 Corporate securities - - - 3 - (23) - (20) Total - - - 3 - (23) - (20) Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 (Increase) / Reversal Write-off Balance at 12/31/2025 09/30/2026 Corporate securities (462) - - - - 19 - (443) Total (462) - - - - 19 - (443) 01/01/2025 Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 Cure from stage 2 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Government securities (43) - - - - 40 - (3) Corporate securities (73) - 14 (14) - 58 - (15) Total (116) - 14 (14) - 98 - (18) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Transfer from stage 1 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Corporate securities (127) 14 113 - - - - - Total (127) 14 113 - - - - - Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Corporate securities (14) - - (14) (113) (321) - (462) Total (14) - - (14) (113) (321) - (462) 52

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Note 9 - Securities at amortized cost (AC) The accounting policy on financial assets and liabilities is presented in Note 2c IV. 09/30/2026 12/31/2025 Gross book value Gross book value Government securities 138,139 126,693 Brazil 119,141 105,678 Latin America 3,390 5,974 Abroad 15,608 15,041 Corporate securities 236,848 193,458 Rural product note 68,896 69,778 Bank deposit certificates 54 63 Real estate receivables certificates 4,435 4,209 Debentures 116,100 79,168 Eurobonds and other 15,942 11,690 Financial bills 180 379 Promissory and commercial notes 24,996 21,359 Other 6,245 6,812 Investment funds 18,657 9,814 Total 393,644 329,965 Expected credit loss (3,922) (2,492) Amortized cost 389,722 327,473 The securities pledged as collateral for funding transactions with financial institutions and customers and post- employment benefits (note 26b), are: a) Government securities - Brazil R$ 53,047 (R$ 20,395 at 12/31/2025), b) Government securities – Latin America R$ 16 (R$ 894 at 12/31/2025), c) Government securities – Abroad R$ 11,232 (R$ 12,915 at 12/31/2025) and d) Corporate securities R$ 11,644 (R$ 9,810 at 12/31/2025), totaling R$ 75,939 (R$ 44,014 at 12/31/2025). Securities at amortized cost, by maturity: 09/30/2026 12/31/2025 Gross book value Amortized cost Gross book value Amortized cost Current 54,950 53,590 74,248 73,583 Up to one year 54,950 53,590 74,248 73,583 Non-current 338,694 336,132 255,717 253,890 From one to five years 248,489 246,368 189,524 187,986 From five to ten years 66,250 65,868 52,987 52,748 After ten years 23,955 23,896 13,206 13,156 Total 393,644 389,722 329,965 327,473 53

Reconciliation of expected credit losses for securities at amortized cost, segregated by stages:

Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 09/30/2026
Government securities	(8)	-	-	-	-	-	-	(8)
Corporate securities	(238)	(20)	(34)	33	-	(57)	-	(316)
Total	(246)	(20)	(34)	33	-	(57)	-	(324)

Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 09/30/2026
Corporate securities	(761)	(33)	(321)	20	-	597	-	(498)
Total	(761)	(33)	(321)	20	-	597	-	(498)

Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 09/30/2026
Corporate securities	(1,485)	-	-	34	321	(2,211)	241	(3,100)
Total	(1,485)	-	-	34	321	(2,211)	241	(3,100)

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Government securities	(28)	-	-	-	-	20	-	(8)
Corporate securities	(296)	(10)	46	(39)	(1)	62	-	(238)
Total	(324)	(10)	46	(39)	(1)	82	-	(246)

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(125)	39	175	10	(18)	(842)	-	(761)
Total	(125)	39	175	10	(18)	(842)	-	(761)

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(3,206)	1	18	(46)	(175)	1,860	63	(1,485)
Total	(3,206)	1	18	(46)	(175)	1,860	63	(1,485)

Note 10 - Loan and lease operations

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Composition of loans and lease operations portfolio

Loans and lease operations by type	09/30/2026	12/31/2025
	Gross book value	Gross book value
Individuals	499,586	473,226
Credit card	153,362	153,526
Personal loan	68,242	66,498
Payroll loans	84,196	75,319
Vehicles	35,017	36,303
Mortgage loans	158,769	141,580
Companies	384,647	380,288
Large companies	151,257	158,738
Micro / small and medium companies	233,390	221,550
Foreign loans - Latin America	215,551	230,284
Total	1,099,784	1,083,798
Expected credit loss	(48,343)	(48,341)
Total Loans and Lease Operations, net of Expected Credit Loss	1,051,441	1,035,457

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 54

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 By maturity 09/30/2026 12/31/2025 Gross book value Gross book value Overdue as from 1 day 24,441 23,280 Falling due up to 3 months 269,179 270,555 Falling due from 3 months to 12 months 254,803 258,364 Falling due after 1 year 551,361 531,599 Total 1,099,784 1,083,798 By concentration 09/30/2026 12/31/2025 Gross book value Gross book value Largest debtor 8,103 7,032 10 largest debtors 48,742 49,933 20 largest debtors 74,468 73,601 50 largest debtors 118,247 118,551 100 largest debtors 160,556 162,236 The Provision for Expected Credit Loss comprises Expected Credit Loss for operations of Financial Guarantees, Credit Commitments and Credits to be Released of R$ (2,491) (R$ (1,793) at 12/31/2025). The breakdown of the Loans and Lease Operations Portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. 55

b) Gross book value by stages

Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 09/30/2026
Individuals	410,807	(26,500)	(3,216)	9,574	416	42,460	-	433,541
Companies	359,265	(8,241)	(1,577)	1,251	60	11,398	-	362,156
Foreign units Latin America	210,945	(7,527)	(687)	4,448	383	(8,691)	-	198,871
Total	981,017	(42,268)	(5,480)	15,273	859	45,167	-	994,568

Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 09/30/2026
Individuals	34,869	(9,574)	(12,203)	26,500	2,345	(5,280)	-	36,657
Companies	9,746	(1,251)	(5,753)	8,241	298	(1,211)	-	10,070
Foreign units Latin America	10,329	(4,448)	(2,642)	7,527	739	(2,321)	-	9,184
Total	54,944	(15,273)	(20,598)	42,268	3,382	(8,812)	-	55,911

Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-off	Balance at 09/30/2026
Individuals	27,550	(416)	(2,345)	3,216	12,203	7,978	(18,798)	29,388
Companies	11,277	(60)	(298)	1,577	5,753	(1,895)	(3,933)	12,421
Foreign units Latin America	9,010	(383)	(739)	687	2,642	(1,732)	(1,989)	7,496
Total	47,837	(859)	(3,382)	5,480	20,598	4,351	(24,720)	49,305

Consolidated 3 Stages	Balance at 12/31/2025	Acquisition / (Settlement)	Write-off (2)	Balance at 09/30/2026
Individuals	473,226	45,158	(18,798)	499,586
Companies	380,288	8,292	(3,933)	384,647
Foreign units Latin America	230,284	(12,744)	(1,989)	215,551
Total	1,083,798	40,706	(24,720)	1,099,784

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof has first gone through stage 2.
2) Includes updating the estimate regarding the write-off of operations.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 56

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	347,749	(29,288)	(4,101)	36,920	355	59,172	-	410,807
Companies	332,440	(8,619)	(2,135)	6,727	506	30,346	-	359,265
Foreign units Latin America	196,464	(10,101)	(1,166)	9,542	1,347	14,859	-	210,945
Total	876,653	(48,008)	(7,402)	53,189	2,208	104,377	-	981,017

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	66,468	(36,920)	(14,712)	29,288	6,652	(15,907)	-	34,869
Companies	13,237	(6,727)	(6,220)	8,619	2,176	(1,339)	-	9,746
Foreign units Latin America	14,004	(9,542)	(4,474)	10,101	2,287	(2,047)	-	10,329
Total	93,709	(53,189)	(25,406)	48,008	11,115	(19,293)	-	54,944

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	31,357	(355)	(6,652)	4,101	14,712	9,497	(25,110)	27,550
Companies	11,956	(506)	(2,176)	2,135	6,220	(1,213)	(5,139)	11,277
Foreign units Latin America	11,818	(1,347)	(2,287)	1,166	4,474	(1,763)	(3,051)	9,010
Total	55,131	(2,208)	(11,115)	7,402	25,406	6,521	(33,300)	47,837

Consolidated 3 Stages	Balance at 12/31/2024	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	445,574	52,762	(25,110)	473,226
Companies	357,633	27,794	(5,139)	380,288
Foreign units Latin America	222,286	11,049	(3,051)	230,284
Total	1,025,493	91,605	(33,300)	1,083,798

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof has first gone through stage 2.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,620 (R$ 1,097 at 12/31/2025) before the modification, which gave rise to an effect on profit or loss of R$ 9 (R$ 28 from 01/01 to 09/30/2025). At 09/30/2026, the gross book value of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 176 (R$ 96 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 57

c) Expected credit loss by stages

Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 09/30/2026
Individuals	(6,385)	1,192	105	(1,559)	(141)	933	-	(5,855)
Companies	(1,596)	225	34	(205)	(27)	20	-	(1,549)
Foreign units Latin America	(1,842)	275	47	(647)	(137)	790	-	(1,514)
Total	(9,823)	1,692	186	(2,411)	(305)	1,743	-	(8,918)

Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 09/30/2026
Individuals	(8,501)	1,559	5,839	(1,192)	(994)	(5,652)	-	(8,941)
Companies	(2,403)	205	2,048	(225)	(202)	(1,785)	-	(2,362)
Foreign units Latin America	(1,529)	647	665	(275)	(172)	(638)	-	(1,302)
Total	(12,433)	2,411	8,552	(1,692)	(1,368)	(8,075)	-	(12,605)

Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 09/30/2026
Individuals	(15,291)	141	994	(105)	(5,839)	(14,895)	18,798	(16,197)
Companies	(7,591)	27	202	(34)	(2,048)	(2,466)	3,933	(7,977)
Foreign units Latin America	(3,203)	137	172	(47)	(665)	(1,029)	1,989	(2,646)
Total	(26,085)	305	1,368	(186)	(8,552)	(18,390)	24,720	(26,820)

Consolidated 3 Stages	Balance at 12/31/2025	(Increase) / Reversal	Write-off	Balance at 09/30/2026
Individuals	(30,177)	(19,614)	18,798	(30,993)
Companies	(11,590)	(4,231)	3,933	(11,888)
Foreign units Latin America	(6,574)	(877)	1,989	(5,462)
Total	(48,341)	(24,722)	24,720	(48,343)

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof has first gone through stage 2.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 58

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(6,297)	1,420	176	(2,617)	(76)	1,009	-	(6,385)
Companies	(2,010)	339	45	(634)	(30)	694	-	(1,596)
Foreign units Latin America	(2,634)	347	76	(1,077)	(488)	1,934	-	(1,842)
Total	(10,941)	2,106	297	(4,328)	(594)	3,637	-	(9,823)

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(5,882)	2,617	5,460	(1,420)	(1,705)	(7,571)	-	(8,501)
Companies	(2,093)	634	2,313	(339)	(643)	(2,275)	-	(2,403)
Foreign units Latin America	(1,628)	1,077	939	(347)	(482)	(1,088)	-	(1,529)
Total	(9,603)	4,328	8,712	(2,106)	(2,830)	(10,934)	-	(12,433)

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(17,730)	76	1,705	(176)	(5,460)	(18,816)	25,110	(15,291)
Companies	(6,978)	30	643	(45)	(2,313)	(4,067)	5,139	(7,591)
Foreign units Latin America	(3,772)	488	482	(76)	(939)	(2,437)	3,051	(3,203)
Total	(28,480)	594	2,830	(297)	(8,712)	(25,320)	33,300	(26,085)

Consolidated 3 Stages	Balance at 12/31/2024	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(29,909)	(25,378)	25,110	(30,177)
Companies	(11,081)	(5,648)	5,139	(11,590)
Foreign units Latin America	(8,034)	(1,591)	3,051	(6,574)
Total	(49,024)	(32,617)	33,300	(48,341)

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof has first gone through stage 2.

The consolidated balance of 3 Stages comprises Expected Credit Loss for Financial Guarantees, Credit Commitments and Credits to be Released of R$ (2,491) (R$ (1,793) at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 59

d) Lease operations - Lessor

Leases are composed of vehicles, machines, equipment and real estate in Brazil and Abroad. The analysis of portfolio maturities is presented below:

	09/30/2026			12/31/2025		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,224	(447)	1,777	2,618	(612)	2,006
Non-current	5,290	(972)	4,318	8,799	(2,420)	6,379
From 1 to 2 years	1,699	(320)	1,379	2,023	(484)	1,539
From 2 to 3 years	1,232	(214)	1,018	1,495	(371)	1,124
From 3 to 4 years	916	(135)	781	1,254	(288)	966
From 4 to 5 years	463	(87)	376	755	(223)	532
Over 5 years	980	(216)	764	3,272	(1,054)	2,218
Total	7,514	(1,419)	6,095	11,417	(3,032)	8,385

In the period, revenues from leases were R$ 571 (R$ 582 at 01/01 to 09/30/2025).

e) Restricted operations and transfer of financial assets

Restricted and with co-obligation	09/30/2026				01/01 to 09/30/2026	12/31/2025				01/01 to 09/30/2025
	Assets		Liabilities		Income	Assets		Liabilities		Income
	Book value	Fair value	Book value	Fair value		Book value	Fair value	Book value	Fair value	
Restricted operations on assets	10,971	-	11,002	-	(3)	9,167	-	9,191	-	(18)
Loan operations	10,971	-	-	-	(66)	9,167	-	-	-	(1,036)
Foreign borrowing through securities	-	-	11,002	-	63	-	-	9,191	-	1,018
Transfer of financial assets	148	146	146	145	-	199	197	199	197	-
Total	11,119	146	11,148	145	(3)	9,366	197	9,390	197	(18)

Without co-obligation	01/01 to 09/30/2026		01/01 to 09/30/2025	
	Portfolio transferred	Income	Portfolio transferred	Income
Loan operations and other credits	1,184	9	479	(55)
Written off operations (WO)	4,703	173	3,436	127
Total	5,887	182	3,915	72

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	09/30/2026	01/01 to 09/30/2026		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	9,903	1,619	(11)	1,608
Joint ventures	982	648	(5)	643
Total	10,885	2,267	(16)	2,251

	12/31/2025	01/01 to 09/30/2025		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	9,331	1,110	(20)	1,090
Joint ventures	1,509	(35)	(6)	(41)
Total	10,840	1,075	(26)	1,049

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 60

	09/30/2026		12/31/2025	
	Capital		Capital	
	Total	Voting	Total	Voting
Associates				
Pravaler S.A.	50.19%	41.56%	50.14%	41.60%
Porto Seguro Itaú Unibanco Participações S.A.	42.93%	42.93%	42.93%	42.93%
BSF Holding S.A.	49.00%	49.00%	49.00%	49.00%
Gestora de Inteligência de Crédito S.A.	15.71%	16.00%	15.71%	16.00%
Rias Redbanc S.A.	25.00%	25.00%	25.00%	25.00%
Kinea Private Equity Investimentos S.A.	80.00%	49.00%	80.00%	49.00%
Tecnologia Bancária S.A.	28.75%	29.78%	28.75%	29.78%
CIP S.A.	22.89%	22.89%	22.89%	22.89%
Prex Holding LLC	30.00%	30.00%	30.00%	30.00%
Banfur International S.A.	30.00%	30.00%	30.00%	30.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	16.67%	16.67%	16.67%	16.67%
Rede Agro Fidelidade e Intermediação S.A.	12.82%	12.82%	12.82%	12.82%
Caja de Valores Del Paraguay S.A.	9.09%	9.09%	9.09%	9.09%
Joint ventures				
Olímpia Promoção e Serviços S.A.	50.00%	50.00%	50.00%	50.00%
ConectCar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.	50.00%	50.00%	50.00%	50.00%
TOTVS Techfin S.A.	50.00%	50.00%	50.00%	50.00%

Note 12 - Lease operations - Lessee

The accounting policy on lease operations (lessee) is presented in Note 2c VII.

During the period ended 09/30/2026, total cash outflow with lease amounted to R$ 677 and lease agreements in the amount of R$ 405 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	09/30/2026	12/31/2025
Up to 3 months	222	204
3 months to 1 year	631	671
1 to 5 years	2,430	2,531
Over 5 years	1,163	1,314
Total financial liability	4,446	4,720

Lease amounts recognized in the Consolidated Statement of Income:

	07/01 to 09/30/2026	07/01 to 09/30/2025	01/01 to 09/30/2026	01/01 to 09/30/2025
Sublease revenues	8	10	30	26
Depreciation expenses	(151)	(172)	(496)	(500)
Interest expenses	(86)	(103)	(261)	(287)
Lease expenses for low value assets	(29)	(25)	(85)	(73)
Variable expenses not included in lease liabilities	(9)	(10)	(28)	(32)
Total	(267)	(300)	(840)	(866)

In the periods from 01/01 to 09/30/2026 and from 01/01 to 09/30/2025, there was no impairment adjustment.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 61

Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	09/30/2026				
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		10,789	(4,371)	(554)	5,864
Land		1,994	-	-	1,994
Buildings and improvements	4% to 10%	8,795	(4,371)	(554)	3,870
Other fixed assets		20,730	(14,082)	(68)	6,580
Installations and furniture	10% to 20%	3,694	(2,845)	(17)	832
Data processing systems	20% to 50%	9,781	(8,405)	(51)	1,325
Works of art		152	-	-	152
Right of use		4,742	(1,412)	-	3,330
Other [1]	10% to 20%	2,361	(1,420)	-	941
Total		31,519	(18,453)	(622)	12,444

Fixed assets	12/31/2025				
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		10,414	(4,153)	(434)	5,827
Land		1,965	-	-	1,965
Buildings and improvements	4% to 10%	8,449	(4,153)	(434)	3,862
Other fixed assets		20,674	(13,798)	(68)	6,808
Installations and furniture	10% to 20%	3,638	(2,781)	(17)	840
Data processing systems	20% to 50%	9,504	(8,231)	(51)	1,222
Works of art		155	-	-	155
Right of use		4,943	(1,395)	-	3,548
Other [1]	10% to 20%	2,434	(1,391)	-	1,043
Total		31,088	(17,951)	(502)	12,635

1) Refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

There are no contractual commitments for the purchase of fixed assets during the period.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 62

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangibles assets and impairment of non-financial assets are presented in Notes 2c IX, 2c X.

	Goodwill and intangibles from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [(1)]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2025	13,218	2,391	6,673	27,828	8,293	58,403
Acquisitions	2,466	-	344	3,637	533	6,980
Termination / write-offs	(26)	-	(2)	(128)	(472)	(628)
Exchange variation	(993)	65	(91)	(197)	(129)	(1,345)
Other	(3)	(12)	29	(9)	-	5
Balance at 09/30/2026	14,662	2,444	6,953	31,131	8,225	63,415
Amortization						
Balance at 12/31/2025	-	(1,457)	(4,833)	(14,917)	(5,311)	(26,518)
Amortization expense	-	(51)	(469)	(2,685)	(942)	(4,147)
Termination / write-offs	-	-	-	-	471	471
Exchange variation	-	(14)	52	138	128	304
Other	-	15	(23)	-	(16)	(24)
Balance at 09/30/2026	-	(1,507)	(5,273)	(17,464)	(5,670)	(29,914)
Impairment						
Balance at 12/31/2025	(4,873)	(755)	(174)	(1,884)	(100)	(7,786)
Increase	-	-	-	(22)	-	(22)
Exchange variation	588	(52)	-	-	-	536
Balance at 09/30/2026	(4,285)	(807)	(174)	(1,906)	(100)	(7,272)
Book value						
Balance at 09/30/2026	10,377	130	1,506	11,761	2,455	26,229

1) Includes amounts paid for the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 63

	Goodwill and intangibles from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2024	13,317	2,366	5,869	23,568	7,996	53,116
Acquisitions	60	-	789	4,556	807	6,212
Termination / write-offs	-	-	(9)	(261)	(489)	(759)
Exchange variation	(160)	41	(6)	(28)	(21)	(174)
Other	1	(16)	30	(7)	-	8
Balance at 12/31/2025	13,218	2,391	6,673	27,828	8,293	58,403
Amortization						
Balance at 12/31/2024	-	(1,378)	(4,318)	(11,557)	(4,569)	(21,822)
Amortization expense	-	(79)	(509)	(3,368)	(1,247)	(5,203)
Termination / write-offs	-	-	5	-	486	491
Exchange variation	-	(16)	(11)	8	19	-
Other	-	16	-	-	-	16
Balance at 12/31/2025	-	(1,457)	(4,833)	(14,917)	(5,311)	(26,518)
Impairment						
Balance at 12/31/2024	(4,968)	(729)	(174)	(1,326)	(100)	(7,297)
Increase	-	-	-	(558)	-	(558)
Exchange variation	95	(26)	-	-	-	69
Balance at 12/31/2025	(4,873)	(755)	(174)	(1,884)	(100)	(7,786)
Book value						
Balance at 12/31/2025	8,345	179	1,666	11,027	2,882	24,099

1) Includes amounts paid for the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (984) (R$ (1,297) at 12/31/2025), is disclosed in the General and administrative expenses (note 23).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026

64

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Note 15 - Deposits 09/30/2026 12/31/2025 Amortized cost Amortized cost Interest-bearing deposits 1,029,189 978,478 Savings 169,378 177,305 Interbank 5,723 11,530 Time deposits 854,088 789,643 Non-interest-bearing deposits 133,133 136,004 Demand 131,299 135,383 Other deposits 1,834 621 Total 1,162,322 1,114,482 Current 438,249 527,366 Non-current 724,073 587,116 Note 16 - Financial liabilities designated at fair value through profit or loss The accounting policy on financial assets and liabilities is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has Debt securities designated at fair value through profit or loss in the amount of R$ 62 (R$ 57 at 12/31/2025), and in their totality with maturity over 1 year. The effect of credit risk of these instruments is not significant at 09/30/2026 and 12/31/2025. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements 09/30/2026 12/31/2025 Amortized cost Amortized cost Assets pledged as collateral 225,296 191,655 Government securities 119,047 102,108 Corporate securities 54,595 56,586 Own issue 2 2 Foreign securities 51,652 32,959 Assets received as collateral 162,281 164,447 Right to sell or repledge the collateral 98,329 78,505 Total 485,906 434,607 Current 391,939 363,308 Non-current 93,967 71,299 65

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 b) Interbank market funds 09/30/2026 12/31/2025 Amortized cost Amortized cost Financial bills 47,597 61,161 Real estate credit bills 91,523 71,121 Rural credit bills 61,434 64,644 Guaranteed real estate bills 65,632 64,438 Import and export financing 113,535 114,138 Domestic onlending 31,282 30,668 Total 411,003 406,170 Current 207,287 199,796 Non-current 203,716 206,374 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 09/30/2026 12/31/2025 Amortized cost Amortized cost Subordinated debt 50,280 48,147 Debentures and commercial notes 10,694 4,122 Foreign loans through securities 77,915 76,348 Funding from structured operations certificates 29,282 25,577 Total 168,171 154,194 Current 14,464 11,423 Non-current 153,707 142,771 66

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2026	12/31/2025
Subordinated financial bills - BRL					43,590	37,900
	2,146	2019	Perpetual	114% of SELIC	-	1,320
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,025	1,064
	106	2020	2030	IPCA + 4.64%	194	181
	5,488	2021	2031	CDI + 2%	4,399	9,843
	1,005	2022	Perpetual	CDI + 2.4%	1,164	1,035
	1,161	2023	2034	102% of CDI	1,178	1,223
	108	2023	2034	CDI + 0.2%	110	115
	122	2023	2034	10.63%	124	127
	700	2023	Perpetual	CDI + 1.9%	802	715
	107	2023	2034	IPCA + 5.48%	121	119
	530	2024	2034	100% of CDI	530	550
	3,100	2024	2034	CDI + 0.65%	4,121	3,711
	1,000	2024	Perpetual	CDI + 0.9%	1,132	1,018
	2,830	2024	Perpetual	CDI + 1.1%	3,155	2,832
	470	2024	2039	102% of CDI	470	488
	4,984	2025	Perpetual	CDI + 1.25%	5,084	5,449
	3,000	2025	Perpetual	CDI + 1.15%	3,464	3,108
	4,415	2025	Perpetual	CDI + 1.35%	4,781	5,002
	3,315	2026	2036	CDI + 0.55%	3,560	-
	3,000	2026	Perpetual	CDI + 1.1%	3,138	-
	2,722	2026	2036	CDI + 0.5%	2,742	-
	2,278	2026	2037	CDI + 0.5%	2,296	-
Subordinated euronotes - USD					-	2,755
	501	2021	2031	3.88%	-	2,755
Subordinated bonds - CLP					6,450	7,276
	180,351	2008	2033	3.50% to 4.92%	1,388	1,573
	97,962	2009	2035	4.75%	1,111	1,256
	1,060,250	2010	2032	4.35%	112	125
	1,060,250	2010	2035	3.90% to 3.96%	257	289
	1,060,250	2010	2036	4.48%	1,220	1,380
	1,060,250	2010	2038	3.93%	895	1,005
	1,060,250	2010	2040	4.15% to 4.29%	690	775
	1,060,250	2010	2042	4.45%	336	378
	57,168	2014	2034	3.80%	441	495
Subordinated bonds - COP					231	216
	146,000	2013	2028	IPC + 2%	231	216
Subordinated bonds - USD					9	-
	172	2023	Perpetual	8.90%	8	-
	878	2024	Perpetual	7.18%	1	-
Total					50,280	48,147

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 67

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Note 18 - Other assets and liabilities a) Other assets Note 09/30/2026 12/31/2025 Financial 201,392 167,121 At amortized cost 199,187 164,029 Receivables from credit card issuers 121,176 109,769 Deposits in guarantee - Contingent liabilities, provisions and legal obligations 29d 14,033 13,497 Trading and intermediation of securities 31,669 24,037 Income receivable 6,268 4,397 Operations without credit granting characteristics, net of provisions 16,843 11,895 Net amount receivables from reimbursement of provisions 29c 356 387 Deposits in guarantee of fund raisings abroad 1,152 47 Other 7,690 - At fair value through profit or loss 2,205 3,092 Trading and intermediation of securities 2,194 3,092 Other financial assets 11 - Non-financial 26,275 21,625 Sundry foreign 2,061 770 Prepaid expenses 7,531 7,133 Sundry domestic 5,539 3,887 Assets of post-employment benefit plans 26e 240 256 Other non-financial assets 6,397 2,590 Other 4,507 6,989 Total 227,667 188,746 Current 196,820 169,438 Non-current 30,847 19,308 b) Other liabilities Note 09/30/2026 12/31/2025 Financial 272,575 243,077 At amortized cost 271,495 241,448 Credit card operations 190,790 185,717 Trading and intermediation of securities 60,803 37,381 Lease liabilities 3,118 3,275 Other 16,784 15,075 At fair value through profit or loss 1,080 1,629 Trading and intermediation of securities 1,080 1,629 Non-financial 58,717 44,346 Funds in transit 17,017 11,417 Charging and collection of taxes and similar 13,028 680 Social and statutory 7,319 12,221 Deferred income 2,737 2,428 Sundry domestic 5,647 5,892 Personnel provision 4,254 2,892 Provision for sundry payments 2,450 2,572 Obligations on official agreements and rendering of payment services 1,966 2,455 Liabilities from post-employment benefit plans 26e 2,240 2,273 Other 2,059 1,516 Total 331,292 287,423 Current 315,778 276,696 Non-current 15,514 10,727 68

Note 19 - Stockholders' equity

The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII.

a) Capital

Capital is represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common shares and 5,409,126,215 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		09/30/2026			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2025	5,567,132,399	1,333,956,149	6,901,088,548	85,684
Residents abroad	12/31/2025	50,610,578	4,075,170,066	4,125,780,644	51,226
Shares of capital stock	12/31/2025	5,617,742,977	5,409,126,215	11,026,869,192	136,910
Shares of capital stock	09/30/2026	5,617,742,977	5,409,126,215	11,026,869,192	136,910
Residents in Brazil	09/30/2026	5,503,262,595	1,578,038,946	7,081,301,541	87,922
Residents abroad	09/30/2026	114,480,382	3,831,087,269	3,945,567,651	48,988
Treasury shares (1)	12/31/2025	-	344,662	344,662	(13)
Acquisition of treasury shares		-	36,555,258	36,555,258	(1,760)
Result from delivery of treasury shares		-	(32,056,630)	(32,056,630)	1,540
Treasury shares (1)	09/30/2026	-	4,843,290	4,843,290	(233)
Number of total shares at the end of the period (2)	09/30/2026	5,617,742,977	5,404,282,925	11,022,025,902	
Number of total shares at the end of the period (2)	12/31/2025	5,617,742,977	5,408,781,553	11,026,524,530	

		12/31/2025			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Shares of capital stock	12/31/2024	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Bonus shares – Outstanding as from 03/20/2025		495,829,036	484,584,499	980,413,535	
(-) Cancellation of Shares - Meeting of the Board of Directors at 11/27/2025		-	(78,850,638)	(78,850,638)	
Bonus shares – Outstanding as from 12/30/2025		163,623,582	157,547,365	321,170,947	
Shares of capital stock	12/31/2025	5,617,742,977	5,409,126,215	11,026,869,192	136,910
Residents in Brazil	12/31/2025	5,567,132,399	1,333,956,149	6,901,088,548	85,684
Residents abroad	12/31/2025	50,610,578	4,075,170,066	4,125,780,644	51,226
Treasury shares (1)	12/31/2024	-	28,030,833	28,030,833	(909)
Acquisition of treasury shares		-	81,312,040	81,312,040	(3,085)
(-) Cancellation of Shares - Meeting of the Board of Directors at 11/27/2025		-	(78,850,638)	(78,850,638)	3,000
Result from delivery of treasury shares		-	(30,244,329)	(30,244,329)	981
Bonus shares – Treasury as from 03/20/2025		-	86,718	86,718	
Bonus shares – Treasury as from 12/30/2025		-	10,038	10,038	
Treasury shares (1)	12/31/2025	-	344,662	344,662	(13)
Number of total shares at the end of the period (2)	12/31/2025	5,617,742,977	5,408,781,553	11,026,524,530	
Number of total shares at the end of the period (2)	12/31/2024	4,958,290,359	4,817,814,156	9,776,104,515	

1) Own shares, purchased based on authorization of the Board of directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 69

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 We detail below the cost of shares purchased in the period, as well as the average cost of treasury shares and their market price: Cost / market value 09/30/2026 12/31/2025 Common Preferred Common Preferred Minimum - 45.38 - 32.81 Weighted average - 48.11 - 37.91 Maximum - 49.65 - 41.36 Treasury shares Average cost - 48.06 - 36.94 Market value on the last day of the base date 48.47 44.28 36.35 39.23 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I - Calculation of dividends and interest on capital 01/01 to 09/30/2026 01/01 to 09/30/2025 Statutory net income 35,129 34,011 Adjustments: (-) Legal reserve - 5% (1,756) (1,701) Dividend calculation basis 33,373 32,310 Minimum mandatory dividend - 25% 8,343 8,078 Dividends and interest on capital paid / accrued / identified 8,343 8,078 70

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 II - Stockholders' compensation 09/30/2026 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 9,438 (1,652) 7,786 Interest on capital - 8 monthly installments paid from February to September 2026 0.0150 1,604 (281) 1,323 Interest on capital - paid on 08/28/2026 0.5864 7,834 (1,371) 6,463 Accrued (recorded in Other liabilities - Social and statutory) 675 (118) 557 Interest on capital - 1 monthly installment paid on 10/01/2026 0.0150 200 (35) 165 Interest on capital 0.0356 475 (83) 392 Total - 01/01 to 09/30/2026 10,113 (1,770) 8,343 09/30/2025 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 8,988 (1,347) 7,641 Interest on capital - 8 monthly installments paid from February to September 2025 0.0150 1,470 (220) 1,250 lnterest on capital - paid on 08/29/2025 0.5929 7,518 (1,127) 6,391 Accrued (recorded in Other liabilities - Social and statutory) 515 (78) 437 Interest on capital - 1 monthly installment paid on 10/01/2025 0.0150 190 (29) 161 Interest on capital 0.0257 325 (49) 276 Total - 01/01 to 09/30/2025 9,503 (1,425) 8,078 c) Capital reserves and profit reserves 09/30/2026 12/31/2025 Capital reserves 2,341 2,876 Premium on subscription of shares 284 284 Share-based payment 2,053 2,588 Reserves from tax incentives, restatement of equity securities and other 4 4 Profit reserves (1) 95,058 67,711 Legal (2) 19,388 17,632 Statutory (3) 75,670 50,079 Total reserves at parent company 97,399 70,587 1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting. 2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. 3) Its main purpose is to ensure the yield flow to shareholders. Statutory reserves include R$ (442), which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. 71

d) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2026	12/31/2025	01/01 to 09/30/2026	01/01 to 09/30/2025
Banco Itaú Chile	7,281	8,337	314	418
Itaú Colombia S.A.	21	22	(3)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	667	715	133	149
Luizacred S.A. Soc. Cred. Financiamento Investimento	1,202	1,103	144	127
Other	821	398	39	61
Total	9,992	10,575	627	755

Note 20 - Share-based payment

The accounting policy on share-based payments is presented in Note 2c XV.

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	07/01 to 09/30/2026	07/01 to 09/30/2025	01/01 to 09/30/2026	01/01 to 09/30/2025
Partner plan	(156)	(140)	(416)	(371)
Share-based plan	(160)	(153)	(497)	(448)
Total	(316)	(293)	(913)	(819)

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 72

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 a) Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the partner program 01/01 to 09/30/2026 01/01 to 09/30/2025 Quantity Quantity (1) Opening balance 102,020,356 84,186,167 New 23,136,346 33,444,044 Delivered (15,601,182) (14,531,958) Cancelled (1,851,892) (864,601) Closing balance 107,703,628 102,233,652 Weighted average of remaining contractual life (years) 2.17 2.36 Market value weighted average (R$) 32.95 22.53 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. b) Variable compensation In this plan, part of the administrators' variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements. The fair value of the share is the market price at its grant date, less expected dividends. Change in share-based variable compensation 01/01 to 09/30/2026 01/01 to 09/30/2025 Quantity Quantity (1) Opening balance 49,801,714 47,813,732 New 17,317,290 26,644,202 Delivered (23,132,650) (24,312,818) Cancelled (693,583) (450,371) Closing balance 43,292,771 49,694,745 Weighted average of remaining contractual life (years) 1.09 1.17 Market value weighted average (R$) 39.43 26.50 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. 73

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Note 21 - Interest and similar income and expenses and income of assets and liabilities at fair value through profit or loss a) Interest and similar income 07/01 to 09/30/2026 07/01 to 09/30/2025 01/01 to 09/30/2026 01/01 to 09/30/2025 Central Bank of Brazil deposits 5,164 4,850 14,563 13,083 Interbank deposits 1,470 3,267 4,116 11,953 Securities purchased under agreements to resell 15,528 10,765 36,081 26,399 Financial assets at fair value through other comprehensive income 6,236 4,905 18,699 12,824 Financial assets at amortized cost 7,313 2,804 22,106 7,401 Loan operations 42,113 44,267 125,867 124,979 Other financial assets 885 323 2,175 1,274 Total 78,709 71,181 223,607 197,913 b) Interest and similar expenses 07/01 to 09/30/2026 07/01 to 09/30/2025 01/01 to 09/30/2026 01/01 to 09/30/2025 Deposits (23,738) (23,765) (68,505) (84,340) Securities sold under repurchase agreements (22,759) (15,620) (56,410) (41,531) Interbank market funds (10,529) (11,350) (32,175) (33,985) Institutional market funds (3,796) (2,823) (11,002) (9,349) Other (1,099) (429) (2,794) (655) Total (61,921) (53,987) (170,886) (169,860) c) Income of assets and liabilities at fair value through profit or loss 07/01 to 09/30/2026 07/01 to 09/30/2025 01/01 to 09/30/2026 01/01 to 09/30/2025 Securities 11,670 11,366 29,114 43,764 Derivatives (1) 1,460 2,487 4,504 (4,467) Financial assets designated at fair value through profit or loss (27) 167 (391) 1,166 Other assets at fair value through profit or loss 1,069 (368) 578 (22) Financial liabilities designated at fair value through profit or loss (4) (24) (18) (1) Total 14,168 13,628 33,787 40,440 1) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 09/30/2026, ITAÚ UNIBANCO HOLDING reversed/(recognized) R$ (1,523) (R$ (1,939) from 01/01 to 09/30/2025) of Expected credit loss, R$ 7 (R$ (210) from 01/01 to 09/30/2025) for Financial assets at fair value through other comprehensive income and R$ (1,530) (R$ (1,729) from 01/01 to 09/30/2025) for Financial assets at amortized cost. 74

Note 22 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XVIII.

The main services provided by ITAÚ UNIBANCO HOLDING are:

- Credit and debit cards: refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card.

- Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order.

- Funds management: refers to fees charged for the management and performance of investment funds and consortia administration.

- Payments and collections: refer mainly to the fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity's packages.

- Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange.

	07/01 to 09/30/2026	07/01 to 09/30/2025	01/01 to 09/30/2026	01/01 to 09/30/2025
Credit and debit cards	4,750	4,191	13,466	12,385
Current account services	621	807	2,058	2,617
Funds management	1,973	1,614	5,572	4,996
Funds	1,322	1,111	3,793	3,566
Consortia	651	503	1,779	1,430
Credit operations and financial guarantees	618	638	1,905	1,983
Credit operations	165	199	574	665
Financial guarantees	453	439	1,331	1,318
Payments and collections	1,716	1,674	4,905	5,093
Economic, financial and brokerage advisory	1,025	1,376	3,611	3,549
Custody services	263	246	754	668
Other	1,274	1,135	3,981	3,094
Total	12,240	11,681	36,252	34,385

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 75

Note 23 - General and administrative expenses

	07/01 to 09/30/2026	07/01 to 09/30/2025	01/01 to 09/30/2026	01/01 to 09/30/2025
Compensation, payroll charges, welfare benefits, provision for labor claims, dismissals, training and other	(7,849)	(7,313)	(22,635)	(21,990)
Employees' profit sharing and share-based payment	(2,567)	(2,362)	(7,293)	(6,590)
Third-party and financial system services, security, transportation and travel expenses	(2,134)	(2,094)	(6,148)	(6,140)
Data processing and telecommunications	(1,537)	(1,491)	(4,710)	(4,320)
Installations and materials	(723)	(680)	(2,189)	(2,163)
Advertising, promotions and publicity	(625)	(471)	(1,522)	(1,353)
Depreciation and amortization	(2,041)	(1,921)	(5,786)	(5,563)
Selling - credit cards	(1,746)	(1,656)	(5,222)	(4,578)
Claims losses	(282)	(199)	(669)	(560)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(56)	(50)	(139)	(109)
Provision for civil lawsuits	(323)	(373)	(1,112)	(1,004)
Provision for tax and social security lawsuits and other risks	(102)	(118)	(226)	783
Other	(2,290)	(1,120)	(5,530)	(5,648)
Total	(22,275)	(19,848)	(63,181)	(59,235)

Note 24 - Taxes

The accounting policy on Income tax and social contribution is presented in Note 2c XIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (1)	20.00%

1) Starting on April 1, 2026, the tax rate of the Social contribution on net income is 17.5% for capitalization subsidiaries and credit, financing and investment companies, and 12% for payment institutions. The 15% tax rate applicable to insurance companies and other financial institutions remains in effect, while the 9% tax rate continues to apply to other non-financial companies.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 76

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 a) Expenses for taxes and contributions Breakdown of Income tax and social contribution calculation on net income: Due on operations for the period 07/01 to 09/30/2026 07/01 to 09/30/2025 01/01 to 09/30/2026 01/01 to 09/30/2025 Income / (loss) before income tax and social contribution 14,289 13,719 41,271 36,262 Charges (income tax and social contribution) at the rates in effect (6,430) (6,174) (18,572) (16,318) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 397 378 1,315 1,241 Interest on capital 1,655 2,011 4,196 5,594 Other nondeductible expenses net of non-taxable income (1) (416) (81) 2,372 22 Income tax and social contribution (4,794) (3,866) (10,689) (9,461) Related to temporary differences Increase / (reversal) for the period 2,775 1,747 5,887 6,904 (Expenses) / income from deferred taxes 2,775 1,747 5,887 6,904 Total income tax and social contribution expenses (2,019) (2,119) (4,802) (2,557) 1) Includes temporary (additions) and exclusions. b) Deferred taxes I - The deferred tax assets balance and its changes, segregated based on its origins and disbursements, are represented by: 01/01/2026 12/31/2025 Realization / reversal Increase 09/30/2026 Reflected in income 71,621 (26,047) 30,566 76,140 Provision for expected credit loss 51,697 (15,040) 14,278 50,935 Related to tax losses and social contribution loss carryforwards 513 (89) 1,379 1,803 Provision for profit sharing 3,623 (3,623) 3,038 3,038 Provisions 5,864 (1,617) 1,942 6,189 Civil lawsuits 1,215 (553) 507 1,169 Labor claims 3,543 (988) 1,368 3,923 Tax and social security obligations 1,106 (76) 67 1,097 Legal obligations 380 (227) 65 218 Adjustment to fair value of financial assets - At fair value through profit or loss 15 (15) 61 61 Provision relating to health insurance operations 485 (3) 15 497 Other 9,044 (5,433) 9,788 13,399 Reflected in stockholders’ equity 3,789 (858) 913 3,844 Adjustment to fair value of financial assets - At fair value through other comprehensive income 2,491 (666) 877 2,702 Cash flow hedge 382 (192) - 190 Post-employment benefits 916 - 10 926 Other - - 26 26 Total 75,410 (26,905) 31,479 79,984 77

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 01/01/2025 12/31/2024 Realization / reversal Increase 12/31/2025 Reflected in income 64,636 (20,385) 27,370 71,621 Provision for expected credit loss 43,518 (5,664) 13,843 51,697 Related to tax losses and social contribution loss carryforwards 2,469 (2,053) 97 513 Provision for profit sharing 3,258 (3,258) 3,623 3,623 Provisions 6,277 (3,406) 2,993 5,864 Civil lawsuits 1,239 (665) 641 1,215 Labor claims 3,174 (1,386) 1,755 3,543 Tax and social security obligations 1,864 (1,355) 597 1,106 Legal obligations 375 (135) 140 380 Adjustments of operations carried out on the futures settlement market 787 (787) - - Adjustment to fair value of financial assets - At fair value through profit or loss 245 (245) 15 15 Provision relating to health insurance operations 365 - 120 485 Other 7,342 (4,837) 6,539 9,044 Reflected in stockholders’ equity 5,570 (1,882) 101 3,789 Adjustment to fair value of financial assets - At fair value through other comprehensive income 4,268 (1,872) 95 2,491 Cash flow hedge 392 (10) - 382 Other 910 - 6 916 Total 70,206 (22,267) 27,471 75,410 Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 68,491 (R$ 63,486 at 12/31/2025) and R$ 417 (R$ 491 at 12/31/2025), respectively. 78

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2025	Realization / reversal	Increase	09/30/2026
Reflected in income	9,919	(5,414)	4,019	8,524
Supervenience of depreciation of finance lease	98	(2)	-	96
Adjustment of deposits in guarantee and provisions	1,689	(331)	397	1,755
Post-employment benefits	257	(106)	109	260
Adjustments of operations carried out on the futures settlement market	185	(185)	424	424
Adjustment to fair value of financial assets at fair value through profit or loss	3,763	(3,763)	2,525	2,525
Taxation of results abroad – capital gains	748	(13)	1	736
Other	3,179	(1,014)	563	2,728
Reflected in stockholders' equity	2,496	(941)	1,831	3,386
Adjustment to fair value of financial assets at fair value through other comprehensive income	1,667	(119)	1,009	2,557
Post-employment benefits	7	-	-	7
Insurance contracts	822	(822)	822	822
Total	12,415	(6,355)	5,850	11,910

	12/31/2024	Realization / reversal	Increase	12/31/2025
Reflected in income	9,065	(4,670)	5,524	9,919
Supervenience of depreciation of finance lease	107	(9)	-	98
Adjustment of deposits in guarantee and provisions	1,754	(722)	657	1,689
Post-employment benefits	260	(37)	34	257
Adjustments of operations carried out on the futures settlement market	-	-	185	185
Adjustment to fair value of financial assets at fair value through profit or loss	3,538	(3,538)	3,763	3,763
Taxation of results abroad – capital gains	764	(25)	9	748
Other	2,642	(339)	876	3,179
Reflected in stockholders' equity	2,885	(764)	375	2,496
Adjustment to fair value of financial assets at fair value through other comprehensive income	2,881	(764)	372	2,489
Post-employment benefits	4	-	3	7
Total	11,950	(5,434)	5,899	12,415

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 68,491 (R$ 63,486 at 12/31/2025) and R$ 417 (R$ 491 at 12/31/2025), respectively.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 79

III - The estimate of realization and the present value of deferred tax assets and deferred tax liabilities are:

Realization year	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2026	11,269	14.4%	1,511	83.8%	12,780	16.0%	(872)	7.3%	11,908	17.5%
2027	16,342	20.9%	282	15.6%	16,624	20.8%	(511)	4.3%	16,113	23.7%
2028	9,590	12.3%	3	0.2%	9,593	12.0%	(345)	2.9%	9,248	13.6%
2029	6,815	8.7%	2	0.1%	6,817	8.5%	(468)	3.9%	6,349	9.3%
2030	5,721	7.3%	3	0.2%	5,724	7.2%	(453)	3.8%	5,271	7.7%
After 2030	28,444	36.4%	2	0.1%	28,446	35.5%	(9,261)	77.8%	19,185	28.2%
Total	78,181	100.0%	1,803	100.0%	79,984	100.0%	(11,910)	100.0%	68,074	100.0%
Present value [(1)]	64,505		1,756		66,261		(8,447)		57,814	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in the realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted for

At 09/30/2026, deferred tax assets not accounted for correspond to R$ 423 (R$ 586 at 12/31/2025) and result from Management's evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	Note	09/30/2026	12/31/2025
Taxes and contributions on income payable		8,177	6,436
Deferred tax liabilities	24b II	417	491
Other		4,679	4,655
Total		13,273	11,582
Current		12,353	9,895
Non-current		920	1,687

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	07/01 to 09/30/2026	07/01 to (1) 09/30/2025	01/01 to 09/30/2026	01/01 to (1) 09/30/2025
Net income attributable to owners of the parent company	12,227	11,306	35,842	32,950
Minimum non-cumulative dividend on preferred shares	(119)	(120)	(119)	(120)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(124)	(124)	(124)	(124)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	6,108	5,610	18,144	16,567
Preferred	5,876	5,452	17,455	16,139
Total net income available to equity owners				
Common	6,232	5,734	18,268	16,691
Preferred	5,995	5,572	17,574	16,259
Weighted average number of outstanding shares				
Common	5,617,742,977	5,617,742,977	5,617,742,977	5,617,742,977
Preferred	5,404,180,685	5,458,553,046	5,404,514,878	5,472,202,581
Basic earnings per share – R$				
Common	1.11	1.02	3.25	2.97
Preferred	1.11	1.02	3.25	2.97

1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 80

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	07/01 to 09/30/2026	07/01 to (1) 09/30/2025	01/01 to 09/30/2026	01/01 to (1) 09/30/2025
Net income available to preferred equity owners	5,995	5,572	17,574	16,259
Dividend on preferred shares after dilution effects	70	52	175	166
Net income available to preferred equity owners considering preferred shares after the dilution effect	6,065	5,624	17,749	16,425
Net income available to ordinary equity owners	6,232	5,734	18,268	16,691
Dividend on preferred shares after dilution effects	(70)	(52)	(175)	(166)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	6,162	5,682	18,093	16,525
Adjusted weighted average of shares				
Common	5,617,742,977	5,617,742,977	5,617,742,977	5,617,742,977
Preferred	5,528,926,294	5,559,560,960	5,511,218,064	5,583,943,656
Preferred	5,404,180,685	5,458,553,046	5,404,514,878	5,472,202,581
Incremental as per share-based payment plans	124,745,609	101,007,914	106,703,186	111,741,075
Diluted earnings per share – R$				
Common	1.10	1.01	3.22	2.94
Preferred	1.10	1.01	3.22	2.94

1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates.

There was no potentially antidilutive effect of the shares in share-based payment plans in any of the periods.

Note 26 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined benefit plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined contribution plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future investments and contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable contribution plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 81

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	09/30/2026	09/30/2025
Demographic	Mortality table (1)	AT-2000	AT-2000
Financial	Nominal discount rate (2)	11.70% p.a.	11.59% p.a.
Financial	Inflation (3)	4.00% p.a.	4.00% p.a.

1) Correspond to those disclosed by SOA - Society of Actuaries, with the general application of a 10% increase, according to the adherence to the plan's population, in the probability of survival in relation to the respective basic tables.
2) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Long-term inflation projected.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 82

c) Asset management

The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Fixed income securities	22,707	22,144	96.8%	96.5%
Quoted in an active market	21,978	21,481	93.7%	93.6%
Non quoted in an active market	729	663	3.1%	2.9%
Variable income securities	3	2	-	-
Quoted in an active market	3	2	-	-
Structured investments	124	125	0.5%	0.5%
Non quoted in an active market	124	125	0.5%	0.5%
Real estate	537	575	2.3%	2.6%
Loans to participants	95	91	0.4%	0.4%
Total	23,466	22,937	100.0%	100.0%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and its subsidiaries, with a fair value of R$ 3 (R$ 2 at 12/31/2025), and real estate rented to group companies, with a fair value of R$ 468 (R$ 508 at 12/31/2025).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 83

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		09/30/2026								
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		22,937	(19,641)	(5,030)	(1,734)	339	(96)	243	(526)	(2,017)
Amounts recognized in income (1+2+3+4)		1,921	(1,641)	(436)	(156)	(9)	(8)	(17)	(44)	(217)
1 - Cost of current service		-	(18)	-	(18)	-	-	-	-	(18)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,921	(1,623)	(436)	(138)	35	(8)	27	(44)	(155)
4 - Other revenues and expenses [1]		-	-	-	-	(44)	-	(44)	-	(44)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(18)	8	(23)	(33)	-	-	-	-	(33)
5 - Effects on asset ceiling		-	-	(23)	(23)	-	-	-	-	(23)
6 - Remeasurements		-	-	-	-	-	-	-	-	-
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	-	-	-	-	-	-	-	-
7 - Exchange variation		(18)	8	-	(10)	-	-	-	-	(10)
Other (8+9+10)		(1,374)	1,572	-	198	-	-	-	69	267
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,572)	1,572	-	-	-	-	-	69	69
10 - Contributions and investments from sponsor		198	-	-	198	-	-	-	-	198
Amounts at the end of the period		23,466	(19,702)	(5,489)	(1,725)	330	(104)	226	(501)	(2,000)
Amount recognized in Assets	18a				14			226	-	240
Amount recognized in Liabilities	18b				(1,739)			-	(501)	(2,240)

		12/31/2025								
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,490	(19,035)	(4,237)	(1,782)	365	(81)	284	(562)	(2,060)
Amounts recognized in income (1+2+3+4)		2,393	(2,108)	(493)	(208)	(16)	(10)	(26)	(61)	(295)
1 - Cost of current service		-	(24)	-	(24)	-	-	-	-	(24)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,393	(2,084)	(493)	(184)	50	(10)	40	(61)	(205)
4 - Other revenues and expenses [1]		-	-	-	-	(66)	-	(66)	-	(66)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		749	(445)	(300)	4	(10)	(5)	(15)	14	3
5 - Effects on asset ceiling		-	-	(300)	(300)	-	(5)	(5)	-	(305)
6 - Remeasurements		762	(451)	-	311	(10)	-	(10)	14	315
Changes in demographic assumptions		-	151	-	151	-	-	-	-	151
Changes in financial assumptions		-	(384)	-	(384)	-	-	-	4	(380)
Experience of the plan [2]		762	(218)	-	544	(10)	-	(10)	10	544
7 - Exchange variation		(13)	6	-	(7)	-	-	-	-	(7)
Other (8+9+10)		(1,695)	1,947	-	252	-	-	-	83	335
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,947)	1,947	-	-	-	-	-	83	83
10 - Contributions and investments from sponsor		252	-	-	252	-	-	-	-	252
Amounts at the end of the period		22,937	(19,641)	(5,030)	(1,734)	339	(96)	243	(526)	(2,017)
Amount recognized in Assets	18a				13			243	-	256
Amount recognized in Liabilities	18b				(1,747)			-	(526)	(2,273)

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026

84

Net interest corresponds to the amount calculated on 01/01/2026 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.70% p.a. (On 01/01/2025 the rate used was 11.59% p.a.).

ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 48 (R$ 47 at 12/31/2025) , in Other comprehensive income is R$ 15 (R$ 15 at 12/31/2025) and in income/(expense) is R$ (4) (R$ (4) on 01/01 to 09/30/2025).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2026	01/01 to 09/30/2026	01/01 to 09/30/2025
Retirement plan - FIU	21	33	40
Retirement plan - FUNBEP	129	139	146
Total (1)	150	172	186

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2026	2027	2028	2029	2030	2031 to 2035
Pension plan - FIU	7.95	1,219	1,263	1,305	1,345	1,383	7,381
Pension plan - FUNBEP	7.38	740	757	774	789	803	4,169
Other post-employment benefits	7.42	91	72	45	47	49	265
Total		2,050	2,092	2,124	2,181	2,235	11,815

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate						
Increase by 0.5 p.p.	(669)	-	236	(17)	-	17
Decrease by 0.5 p.p.	716	-	(252)	19	-	(19)
Mortality table						
Increase by 5%	(234)	-	79	(9)	-	9
Decrease by 5%	245	-	(82)	10	-	(10)
Medical inflation						
Increase by 1 p.p.	-	-	-	40	-	(40)
Decrease by 1 p.p.	-	-	-	(35)	-	35

1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

The accounting policy on insurance contracts and private pension is presented in Note 2c XI.

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 85

death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

Financial assets related to insurance and private pension contracts are composed mainly of government securities measured at amortized cost and fair value through other comprehensive income, the latter being preferably related to the assets guaranteeing long-term obligations. Therefore, effects at present value of projected cash flows from insurance and private pension contracts are substantially neutralized by these FVOCI financial assets.

The liquidity management of insurance and private pension contracts is detailed in Note 32.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	09/30/2026			12/31/2025		
		(Assets) / liabilities	Income		(Assets) / liabilities	Income	
			Contractual	Financial		Contractual	Financial
General model (BBA)		13,873	3,104	(939)	14,307	3,301	(826)
Insurance	27a I	5,331	3,183	(274)	5,897	3,126	(309)
Private pension	27a II	8,542	(79)	(665)	8,410	175	(517)
Variable fee approach (VFA)	27a II	372,249	1,240	(32,475)	338,116	1,543	(41,332)
Private pension		372,249	1,240	(32,475)	338,116	1,543	(41,332)
Simplified model (PAA)	27a I	640	2,218	10	618	2,725	8
Insurance		687	2,240	8	642	2,765	4
Reinsurance		(47)	(22)	2	(24)	(40)	4
Total Insurance contracts and private pension		386,762	6,562	(33,404)	353,041	7,569	(42,150)
Insurance		6,018	5,423	(266)	6,539	5,891	(305)
Reinsurance		(47)	(22)	2	(24)	(40)	4
Private pension		380,791	1,161	(33,140)	346,526	1,718	(41,849)
Current		18,051	-	-	16,861	-	-
Non-current		368,711	-	-	336,180	-	-

Insurance of general model (BBA) are composed of assets of R$ (379) (R$ (188) at 12/31/2025) and liabilities of R$ 4,953 (R$ 6,085 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 86

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	09/30/2026				12/31/2025			
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	3,527	2,307	681	6,515	3,868	1,850	645	6,363
Income from insurance contracts and private pension	(6,749)	(62)	1,410	(5,401)	(8,061)	469	1,741	(5,851)
Financial income from insurance contracts and private pension	157	56	12	225	104	(12)	11	103
Premiums received, claims and other expenses paid	6,056	-	(1,424)	4,632	7,616	-	(1,716)	5,900
Closing balance	2,991	2,301	679	5,971	3,527	2,307	681	6,515

	09/30/2026				12/31/2025			
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total
Opening balance - 01/01	(106)	6,297	324	6,515	146	5,928	289	6,363
Realization of insurance contractual margin	-	(5,626)	-	(5,626)	-	(6,369)	-	(6,369)
Actuarial remeasurements	220	27	(22)	225	993	(508)	33	518
Income from insurance contracts and private pension	220	(5,599)	(22)	(5,401)	993	(6,877)	33	(5,851)
New recognized insurance contracts	(5,113)	5,102	11	-	(6,885)	6,872	13	-
Financial income from insurance contracts and private pension	(142)	351	16	225	(260)	374	(11)	103
Recognized in income for the period	(101)	351	14	264	(88)	374	15	301
Recognized in other comprehensive income	(41)	-	2	(39)	(172)	-	(26)	(198)
Premiums received, claims and other expenses paid	4,632	-	-	4,632	5,900	-	-	5,900
Closing balance	(509)	6,151	329	5,971	(106)	6,297	324	6,515

II - Private pension

	09/30/2026				12/31/2025			
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	346,278	149	99	346,526	299,662	716	92	300,470
Income from insurance contracts and private pension	(64,475)	56	63,258	(1,161)	(77,896)	(222)	76,400	(1,718)
Financial income from insurance contracts and private pension	32,988	186	6	33,180	40,997	(345)	5	40,657
Premiums received, claims and other expenses paid	65,506	-	(63,260)	2,246	83,515	-	(76,398)	7,117
Closing Balance	380,297	391	103	380,791	346,278	149	99	346,526

	09/30/2026				12/31/2025			
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total
Opening balance - 01/01	321,690	24,561	275	346,526	279,220	20,944	306	300,470
Realization of insurance contractual margin	-	(1,272)	-	(1,272)	-	(1,572)	-	(1,572)
Actuarial remeasurements	836	(732)	7	111	(1,706)	1,594	(34)	(146)
Income from insurance contracts and private pension	836	(2,004)	7	(1,161)	(1,706)	22	(34)	(1,718)
New recognized insurance contracts	(2,329)	2,325	4	-	(3,597)	3,589	8	-
Financial Income from insurance contracts and private pension	33,164	9	7	33,180	40,656	6	(5)	40,657
Recognized in income for the period	33,124	9	7	33,140	41,832	6	11	41,849
Recognized in other comprehensive income	40	-	-	40	(1,176)	-	(16)	(1,192)
Premiums received, claims and other expenses paid	2,246	-	-	2,246	7,117	-	-	7,117
Closing balance	355,607	24,891	293	380,791	321,690	24,561	275	346,526

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 87

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 369,212 (R$ 335,480 at 12/31/2025).

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual service margin in income according to the terms and amounts shown below:

Period	09/30/2026			12/31/2025		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
1 year	3,509	2,125	5,634	3,132	2,072	5,204
2 years	1,736	2,305	4,041	1,880	2,248	4,128
3 years	643	2,457	3,100	956	2,410	3,366
4 years	196	2,274	2,470	263	2,242	2,505
5 years	59	2,104	2,163	58	2,083	2,141
Over 5 years	8	13,626	13,634	8	13,506	13,514
Total	6,151	24,891	31,042	6,297	24,561	30,858

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 1,343 (R$ 1,794 from 01/01 to 12/31/2025), with the balance of margin of these contracts corresponding to R$ 16,907 (R$ 18,087 at 12/31/2025).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

Indexes	09/30/2026					12/31/2025				
	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	5.97%	7.89%	7.88%	7.81%	7.32%	7.29%	8.04%	7.98%	7.58%	7.34%
IPCA	6.56%	7.47%	7.59%	7.45%	7.09%	9.13%	7.80%	7.62%	7.23%	7.04%
TR	11.40%	11.77%	11.89%	11.96%	11.95%	11.69%	11.33%	11.55%	11.65%	11.63%

d) Claims development

Occurrence date	12/31/2022	12/31/2023	12/31/2024	12/31/2025	09/30/2026	Total
At the end of event period	1,167	1,125	1,205	1,240	937	
After 1 year	1,416	1,383	1,467	1,532		
After 2 years	1,444	1,421	1,505			
After 3 years	1,460	1,441				
After 4 years	1,468					
Accumulated payments through base date	1,455	1,437	1,491	1,511	829	6,723
Liabilities recognized in the balance sheet						743
Liabilities in relation to prior periods						29
Other estimates						(2)
Adjustment to present value						(35)
Risk adjustment to non-financial risk						47
Liability for claims incurred at 09/30/2026						782

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 88

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Note 28 - Fair value The accounting policy on fair value of financial instruments is presented in Note 2c IV. a) Assets and liabilities measured at fair value The assets and liabilities measured at fair value on a recurring basis are classified as follows: Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market. Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level. Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. 89

The following table presents the assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	09/30/2026				12/31/2025			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Financial assets	623,171	118,890	876	742,937	616,603	128,416	723	745,742
Financial assets at fair value through other comprehensive income	136,333	7,497	89	143,919	128,557	3,662	254	132,473
Government securities	130,322	3,724	-	134,046	120,890	-	-	120,890
Brazil	73,810	-	-	73,810	81,763	-	-	81,763
Latin America	32,527	2,986	-	35,513	25,143	-	-	25,143
Abroad	23,985	738	-	24,723	13,984	-	-	13,984
Corporate securities	5,159	3,717	73	8,949	6,948	3,603	252	10,803
Rural product note	-	845	-	845	-	-	-	-
Bank deposit certificates	-	482	-	482	-	167	-	167
Real estate receivables certificates	-	85	-	85	-	222	-	222
Debentures	1,686	804	28	2,518	2,248	1,913	252	4,413
Eurobonds and other	3,473	1,456	-	4,929	4,700	1,171	-	5,871
Financial bills	-	4	-	4	-	5	-	5
Promissory and commercial notes	-	5	-	5	-	-	-	-
Other	-	36	45	81	-	125	-	125
Shares	852	56	16	924	719	59	2	780
Financial assets at fair value through profit or loss	486,838	111,393	787	599,018	488,046	124,754	469	613,269
Government securities	406,745	3,200	-	409,945	398,919	3,955	-	402,874
Brazil	403,278	1,964	-	405,242	392,506	3,952	-	396,458
Latin America	2,867	1,236	-	4,103	6,012	3	-	6,015
Abroad	600	-	-	600	401	-	-	401
Corporate securities	64,600	58,793	240	123,633	75,221	69,789	365	145,375
Rural product note	-	114	-	114	-	636	-	636
Bank deposit certificates	78	1,064	-	1,142	-	1,108	-	1,108
Real estate receivables certificates	282	1,697	4	1,983	249	1,714	83	2,046
Debentures	60,542	15,119	230	75,891	71,016	26,612	278	97,906
Eurobonds and other	2,903	37	-	2,940	3,001	97	-	3,098
Financial bills	-	39,394	2	39,396	-	37,343	2	37,345
Promissory and commercial notes	-	592	-	592	-	1,174	-	1,174
Other	795	776	4	1,575	955	1,105	2	2,062
Shares	15,122	11,078	547	26,747	12,126	12,945	104	25,175
Investment funds	371	38,322	-	38,693	1,780	38,065	-	39,845
Designated as fair value through profit or loss	23,213	1,004	-	24,217	15,505	-	-	15,505
Government securities	23,213	1,004	-	24,217	15,505	-	-	15,505
Brazil	62	-	-	62	57	-	-	57
Latin America	21,185	710	-	21,895	15,448	-	-	15,448
Abroad	1,966	294	-	2,260	-	-	-	-
Other financial assets	11	2,194	-	2,205	-	3,092	-	3,092
Non-financial assets	5,424	-	-	5,424	4,139	-	-	4,139
Financial liabilities	-	(1,142)	-	(1,142)	-	(1,686)	-	(1,686)
Financial liabilities at fair value through profit or loss	-	(1,142)	-	(1,142)	-	(1,686)	-	(1,686)
Structured notes	-	(62)	-	(62)	-	(57)	-	(57)
Other financial liabilities	-	(1,080)	-	(1,080)	-	(1,629)	-	(1,629)

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 90

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2026				12/31/2025			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Assets	926	110,373	427	111,726	21	72,982	381	73,384
Options	109	12,213	98	12,420	-	11,707	19	11,726
Forward	817	13,587	15	14,419	4	4,586	17	4,607
Swaps	-	64,978	314	65,292	-	46,839	345	47,184
NDF	-	18,327	-	18,327	-	8,351	-	8,351
Credit derivatives	-	376	-	376	-	615	-	615
Other	-	892	-	892	17	884	-	901
Liabilities	(1,439)	(101,654)	(1,620)	(104,713)	(418)	(67,760)	(1,582)	(69,760)
Options	(47)	(8,331)	(38)	(8,416)	(30)	(8,350)	(22)	(8,402)
Forward	(1,391)	(14,284)	(10)	(15,685)	(338)	(4,028)	(15)	(4,381)
Swaps	-	(59,472)	(1,572)	(61,044)	-	(43,908)	(1,545)	(45,453)
NDF	-	(19,116)	-	(19,116)	-	(10,929)	-	(10,929)
Credit derivatives	-	(250)	-	(250)	-	(367)	-	(367)
Other	(1)	(201)	-	(202)	(50)	(178)	-	(228)

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Changes in the fair value hierarchy

In the periods, there were no material transfers between Level 1 and Level 2.

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 91

	Fair value at 12/31/2025	Total gains or losses (realized/unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 09/30/2026	Total gains or losses (unrealized)
		Income	Other comprehensive income					
Financial assets	723	25	(3)	326	(812)	617	876	(1,777)
At fair value through other comprehensive income	254	(16)	(3)	169	(434)	119	89	(29)
Corporate securities	252	(16)	(3)	169	(432)	103	73	(29)
Debentures	252	(6)	(18)	169	(432)	63	28	(25)
Other	-	(10)	15	-	-	40	45	(4)
Shares	2	-	-	-	(2)	16	16	-
At fair value through profit or loss	469	41	-	157	(378)	498	787	(1,748)
Corporate securities	365	20	-	157	(360)	58	240	(90)
Real estate receivables certificates	83	(1)	-	-	(121)	43	4	(12)
Debentures	278	15	-	155	(229)	11	230	(77)
Financial bills	2	2	-	-	(2)	-	2	-
Other	2	4	-	2	(8)	4	4	(1)
Shares	104	21	-	-	(18)	440	547	(1,658)
Derivatives - assets	381	(96)	-	492	(242)	(108)	427	8
Forward	17	(2)	-	-	-	-	15	-
Option	19	(24)	-	166	(63)	-	98	1
Swaps	345	(70)	-	326	(179)	(108)	314	7
Derivatives - liabilities	(1,582)	133	-	(1,097)	808	118	(1,620)	410
Forward	(15)	5	-	-	-	-	(10)	-
Option	(22)	(22)	-	(125)	131	-	(38)	2
Swaps	(1,545)	150	-	(972)	677	118	(1,572)	408

	Fair value at 12/31/2024	Total gains or losses (realized/unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 12/31/2025	Total gains or losses (unrealized)
		Income	Other comprehensive income					
Financial assets	2,158	200	5	64	(1,640)	(64)	723	(277)
At fair value through other comprehensive income	218	46	5	6	(22)	1	254	(1)
Corporate securities	218	46	5	6	(22)	(1)	252	(1)
Debentures	218	46	5	-	(16)	(1)	252	(1)
Financial bills	-	-	-	6	(6)	-	-	-
Shares	-	-	-	-	-	2	2	-
At fair value through profit or loss	1,940	154	-	58	(1,618)	(65)	469	(276)
Corporate securities	1,834	198	-	16	(1,618)	(65)	365	(120)
Real estate receivables certificates	100	8	-	1	-	(26)	83	(75)
Debentures	1,734	190	-	3	(1,606)	(43)	278	(45)
Eurobonds and other	-	-	-	12	(12)	-	-	-
Financial bills	-	-	-	-	-	2	2	-
Other	-	-	-	-	-	2	2	-
Shares	106	(44)	-	42	-	-	104	(156)
Derivatives - assets	372	134	-	349	(223)	(251)	381	(265)
Forward	18	(2)	-	1	-	-	17	-
Option	31	(7)	-	108	(113)	-	19	(37)
Swaps	322	143	-	240	(109)	(251)	345	(228)
Credit derivatives	1	-	-	-	(1)	-	-	-
Derivatives - liabilities	(175)	(402)	-	(1,356)	430	(79)	(1,582)	390
Forward	(15)	-	-	(15)	15	-	(15)	-
Option	(8)	(19)	-	(75)	79	1	(22)	(6)
Swaps	(152)	(383)	-	(1,266)	336	(80)	(1,545)	396

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 92

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Shocks of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		09/30/2026		12/31/2025	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(4.7)	-	(5.6)	(0.1)
	II	(117.7)	(0.2)	(141.6)	(3.2)
	III	(235.3)	(0.4)	(283.7)	(6.4)
Commodities, Indexes and Shares	I	(28.1)	(0.7)	(5.4)	-
	II	(56.2)	(1.5)	(10.8)	-
Nonlinear	I	(59.8)	-	(25.5)	-
	II	(115.7)	-	(40.8)	-

b) Financial assets and liabilities not measured at fair value

	09/30/2026		12/31/2025	
	Book value	Fair value	Book value	Fair value
Financial assets at amortized cost [1]	2,247,198	2,243,767	2,042,788	2,041,928
Central Bank of Brazil deposits	183,836	183,836	167,275	167,275
Interbank deposits	61,216	61,216	66,169	66,169
Securities purchased under agreements to resell	359,305	359,305	280,592	280,592
Securities	389,722	388,309	327,473	326,895
Loan and lease operations	1,053,932	1,051,914	1,037,250	1,036,968
Other financial assets	199,187	199,187	164,029	164,029
Financial liabilities at amortized cost	2,498,897	2,498,956	2,350,901	2,347,651
Deposits	1,162,322	1,162,280	1,114,482	1,114,434
Securities sold under repurchase agreements	485,906	485,906	434,607	434,607
Interbank market funds	411,003	411,104	406,170	402,669
Institutional market funds	168,171	168,171	154,194	154,493
Other financial liabilities	271,495	271,495	241,448	241,448

1) Amounts presented net of the provision for expected loss.

The methods used to estimate the fair value of financial instruments measured at amortized cost are:

- Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The book value for these instruments is close to their fair values.

- Interbank deposits, Deposits, Interbank market funds and Institutional market funds - They are calculated by discounting estimated cash flows at market interest rates.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 93

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 • Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models. • Loan and lease operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. Financial instruments not included in the Balance Sheet (note 32) are represented by Letters of Financial guarantees, which amount to R$ 145,418 (R$ 134,105 at 12/31/2025) with an estimated fair value of R$ 1,458 (R$ 1,295 at 12/31/2025). Note 29 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. 94

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned. 95

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

	Note	09/30/2026			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,152	8,846	1,393	13,391
(-) Provisions guaranteed by indemnity clause	2c XII	(197)	(565)	-	(762)
Subtotal		2,955	8,281	1,393	12,629
Adjustment / Interest	23	92	446	-	538
Changes in the period reflected in income	23	1,020	2,626	(7)	3,639
Increase		1,447	2,946	2	4,395
Reversal		(427)	(320)	(9)	(756)
Payment / Transfer		(1,211)	(2,269)	11	(3,469)
Subtotal		2,856	9,084	1,397	13,337
(+) Provisions guaranteed by indemnity clause	2c XII	184	502	-	686
Closing balance		3,040	9,586	1,397	14,023
Current		1,619	3,138	418	5,175
Non-current		1,421	6,448	979	8,848

	Note	12/31/2025			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,207	8,213	1,066	12,486
(-) Provisions guaranteed by indemnity clause	2c XII	(169)	(671)	-	(840)
Subtotal		3,038	7,542	1,066	11,646
Adjustment / Interest	23	115	578	-	693
Changes in the period reflected in income	23	1,228	3,334	364	4,926
Increase		1,835	3,793	650	6,278
Reversal		(607)	(459)	(286)	(1,352)
Payment / Transfer		(1,426)	(3,173)	(37)	(4,636)
Subtotal		2,955	8,281	1,393	12,629
(+) Provisions guaranteed by indemnity clause	2c XII	197	565	-	762
Closing balance		3,152	8,846	1,393	13,391
Current		1,434	3,176	687	5,297
Non-current		1,718	5,670	706	8,094

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 96

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	09/30/2026	12/31/2025
Opening balance - 01/01		4,400	6,723
(-) Provisions guaranteed by indemnity clause	2c XII	(87)	(83)
Subtotal		4,313	6,640
Adjustment / Interest (1)		183	929
Changes in the period reflected in income		(142)	(1,293)
Increase (1)		39	579
Reversal (1)		(181)	(1,872)
Payment		(140)	(1,963)
Subtotal		4,214	4,313
(+) Provisions guaranteed by indemnity clause	2c XII	90	87
Closing balance		4,304	4,400
Current		-	-
Non-current		4,304	4,400

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security obligations are described below:

- ISS on banking revenue -– R$ 508: The requirement, by several municipalities, of the ISS on various revenues arising from banking activities that are not usually classified as services provision is being challenged.

- Management's variable compensation -– R$ 432: The deductibility is challenged in the calculation of the actual profit of management's variable compensation in kind in the calculation of income tax, due to undue restriction of the Federal Revenue Service. The balance of the deposits in guarantee is R$ 498.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 4,485 (R$ 4,043 at 12/31/2025), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 1,077 (R$ 1,236 at 12/31/2025).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 43,792 (R$ 42,145 at 12/31/2025), and the main cases are described below:

- ISS – Banking Activities/Provider Establishment – R$ 9,691: the levy and/or payment place of ISS for certain banking revenues are discussed.

In October 2026, ITAÚ UNIBANCO HOLDING has adhered the Notice of Transaction PGM No. 01/2026, from the Municipality of São Paulo, regarding part of these lawsuits. The adhesion had an immaterial effect and did not impact the financial statements for the period ended September 30, 2026.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 97

- IRPJ and CSLL – Disallowance of Losses – R$ 6,185: tax assessments were issued for the collection of IRPJ and CSLL due to alleged insufficiency of tax loss balances and CSLL tax loss offset in the calculation of these taxes because the Federal Revenue Service understands that various administrative proceedings and lawsuits which have not yet been considered final and unappealable would definitively impact said balances.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 6,126: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,835: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

- CSLL, PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,867: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- INSS – Non-compensatory Amounts – R$ 2,820: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,450: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Goodwill – Deduction – R$ 1,435: the deductibility of goodwill for future expected profitability on the acquisition of investments.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 356 (R$ 387 at 12/31/2025) (note 18a), arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in civil and labor provisions.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING basically consist of:

		09/30/2026				12/31/2025
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,618	2,067	10,348	14,033	13,497
Investment fund quotas		265	38	-	303	322
Surety		83	15	6,597	6,695	5,510
Insurance bond		2,741	2,572	22,028	27,341	25,641
Guarantee by government securities		-	-	446	446	411
Total		4,707	4,692	39,419	48,818	45,381

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- Retail Business

The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 98

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 • Wholesale Business It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. • Activities with the Market + Corporation Basically, it corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. 99

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected credit loss model. • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9. • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9. • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted. • Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. 100

b) Consolidated Statement of Managerial Result

	07/01 to 09/30/2026					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues	30,686	15,243	3,222	49,151	(794)	48,357
Interest margin	20,452	11,095	3,064	34,611	(4,296)	30,315
Commissions and Banking Fees (2,3)	6,958	3,940	149	11,047	1,193	12,240
Income from insurance and private pension operations before claim and selling expenses	3,276	208	9	3,493	(1,113)	2,380
Other revenues	-	-	-	-	3,422	3,422
Cost of Credit (4)	(9,114)	(1,302)	-	(10,416)	1,365	(9,051)
Claims	(471)	(8)	-	(479)	479	-
Operating margin	21,101	13,933	3,222	38,256	1,050	39,306
Other operating income / (expenses)	(13,817)	(5,625)	(668)	(20,110)	(4,907)	(25,017)
Non-interest expenses	(11,762)	(4,909)	(458)	(17,129)	(5,146)	(22,275)
Tax expenses for ISS, PIS and COFINS and Other	(2,055)	(716)	(210)	(2,981)	(89)	(3,070)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	328	328
Income before income tax and social contribution	7,284	8,308	2,554	18,146	(3,857)	14,289
Income tax and social contribution	(1,966)	(2,418)	(807)	(5,191)	3,172	(2,019)
Non-controlling interests	(100)	(212)	(27)	(339)	296	(43)
Net income	5,218	5,678	1,720	12,616	(389)	12,227
09/30/2026 — Total assets (*) -	2,054,854	1,558,553	129,072	3,347,787	(23,796)	3,323,991
09/30/2026 — Total liabilities -	1,970,173	1,469,119	74,292	3,118,892	(34,163)	3,084,729
(*) Includes:						
Investments in associates and joint ventures	2,521	-	6,620	9,141	1,744	10,885
Fixed assets, net	8,111	2,028	-	10,139	2,305	12,444
Goodwill and Intangible assets, net	9,454	9,257	-	18,711	7,518	26,229

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

2) Includes payment organization expenses previously presented under Non-interest expenses.

3) Includes discounting of acquisition receivables, previously presented under Interest margin.

4) Includes discounts granted on renegotiations, previously presented in Interest margin.

Interest margin includes interest and similar income and expenses of R$ 16,788 (R$ 17,194 from 07/01 to 09/30/2025), result of financial assets and liabilities at fair value through profit or loss of R$ 14,168 (R$ 13,628 from 07/01 to 09/30/2025) and foreign exchange results and exchange variations in foreign transactions of R$ (641) (R$ (3,073) from 07/01 to 09/30/2025).

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (2,041) (R$ (1,921) from 07/01 to 09/30/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 101

	07/01 to 09/30/2025					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	28,609	15,662	2,334	46,605	(3,203)	43,402
Interest margin	18,797	11,210	2,111	32,118	(4,369)	27,749
Commissions and Banking Fees [2,3]	6,704	4,253	105	11,062	619	11,681
Income from insurance and private pension operations before claim and selling expenses	3,108	199	118	3,425	(1,000)	2,425
Other revenues	-	-	-	-	1,547	1,547
Cost of Credit [4]	(8,315)	(1,133)	-	(9,448)	1,958	(7,490)
Claims	(440)	(9)	-	(449)	449	-
Operating margin	19,854	14,520	2,334	36,708	(796)	35,912
Other operating income / (expenses)	(13,209)	(5,664)	(700)	(19,573)	(2,620)	(22,193)
Non-interest expenses	(11,435)	(4,888)	(526)	(16,849)	(2,999)	(19,848)
Tax expenses for ISS, PIS and COFINS and Other	(1,774)	(776)	(174)	(2,724)	(3)	(2,727)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	382	382
Income before income tax and social contribution	6,645	8,856	1,634	17,135	(3,416)	13,719
Income tax and social contribution	(1,832)	(2,704)	(415)	(4,951)	2,832	(2,119)
Non-controlling interests	(97)	(200)	(10)	(307)	13	(294)
Net income	4,716	5,952	1,209	11,877	(571)	11,306
12/31/2025 Total assets [(*)] -	1,896,887	1,464,874	101,085	3,096,277	(30,108)	3,066,169
12/31/2025 Total liabilities -	1,820,419	1,374,833	61,964	2,890,647	(39,554)	2,851,093
[(*)] Includes:						
Investments in associates and joint ventures	2,669	-	6,280	8,949	1,891	10,840
Fixed assets, net	7,724	1,871	-	9,595	3,040	12,635
Goodwill and Intangible assets, net	8,322	10,037	-	18,359	5,740	24,099

1) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.
2) Includes payment organization expenses previously presented under Non-interest expenses.
3) Includes discounting of acquisition receivables, previously presented under Interest margin.
4) Includes discounts granted on renegotiations, previously presented in interest margin.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026

102

	01/01 to 09/30/2026					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues	90,369	45,561	8,028	143,958	(5,448)	138,510
Interest margin	60,270	32,845	7,310	100,425	(10,415)	90,010
Commissions and Banking Fees (2,3)	20,500	12,093	474	33,067	3,185	36,252
Income from insurance and private pension operations before claim and selling expenses	9,599	623	244	10,466	(3,296)	7,170
Other revenues	-	-	-	-	5,078	5,078
Cost of Credit (4)	(26,221)	(4,285)	-	(30,506)	3,058	(27,448)
Claims	(1,341)	(17)	-	(1,358)	1,358	-
Operating margin	62,807	41,259	8,028	112,094	(1,032)	111,062
Other operating income / (expenses)	(40,137)	(16,569)	(1,889)	(58,595)	(11,196)	(69,791)
Non-interest expenses	(34,188)	(14,478)	(1,379)	(50,045)	(13,136)	(63,181)
Tax expenses for ISS, PIS and COFINS and Other	(5,949)	(2,091)	(510)	(8,550)	(327)	(8,877)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	2,267	2,267
Income before income tax and social contribution	22,670	24,690	6,139	53,499	(12,228)	41,271
Income tax and social contribution	(6,130)	(7,128)	(1,915)	(15,173)	10,371	(4,802)
Non-controlling interests	(338)	(624)	(59)	(1,021)	394	(627)
Net income	16,202	16,938	4,165	37,305	(1,463)	35,842
09/30/2026 Total assets (*) -	2,054,854	1,558,553	129,072	3,347,787	(23,796)	3,323,991
09/30/2026 Total liabilities -	1,970,173	1,469,119	74,292	3,118,892	(34,163)	3,084,729
(*) Includes:						
Investments in associates and joint ventures	2,521	-	6,620	9,141	1,744	10,885
Fixed assets, net	8,111	2,028	-	10,139	2,305	12,444
Goodwill and Intangible assets, net	9,454	9,257	-	18,711	7,518	26,229

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

2) Includes payment organization expenses previously presented under Non-interest expenses.

3) Includes discounting of acquisition receivables, previously presented under Interest margin.

4) Includes discounts granted on renegotiations, previously presented in Interest margin.

Interest margin includes interest and similar income and expenses of R$ 52,721 (R$ 28,053 from 01/01 to 09/30/2025), result of financial assets and liabilities at fair value through profit or loss of R$ 33,787 (R$ 40,440 from 01/01 to 09/30/2025) and foreign exchange results and exchange variations in foreign transactions of R$ 3,502 (R$ 18,050 from 01/01 to 09/30/2025).

Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (5,786) (R$ (5,563) from 01/01 to 09/30/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 103

	01/01 to 09/30/2025					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	84,189	45,695	7,343	137,227	(9,447)	127,780
Interest margin	55,039	33,213	6,794	95,046	(8,503)	86,543
Commissions and Banking Fees [2,3]	20,312	11,960	306	32,578	1,807	34,385
Income from insurance and private pension operations before claim and selling expenses	8,838	522	243	9,603	(2,877)	6,726
Other revenues	-	-	-	-	126	126
Cost of Credit [4]	(25,072)	(3,342)	-	(28,414)	3,535	(24,879)
Claims	(1,203)	(20)	-	(1,223)	1,223	-
Operating margin	57,914	42,333	7,343	107,590	(4,689)	102,901
Other operating income / (expenses)	(38,061)	(16,593)	(2,090)	(56,744)	(9,895)	(66,639)
Non-interest expenses	(32,715)	(14,293)	(1,512)	(48,520)	(10,715)	(59,235)
Tax expenses for ISS, PIS and COFINS and Other	(5,346)	(2,300)	(578)	(8,224)	(255)	(8,479)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,075	1,075
Income before income tax and social contribution	19,853	25,740	5,253	50,846	(14,584)	36,262
Income tax and social contribution	(5,612)	(8,165)	(1,627)	(15,404)	12,847	(2,557)
Non-controlling interests	(338)	(551)	(40)	(929)	174	(755)
Net income	13,903	17,024	3,586	34,513	(1,563)	32,950
12/31/2025 Total assets [(*)] -	1,896,887	1,464,874	101,085	3,096,277	(30,108)	3,066,169
12/31/2025 Total liabilities -	1,820,419	1,374,833	61,964	2,890,647	(39,554)	2,851,093
[(*)] Includes:						
Investments in associates and joint ventures	2,669	-	6,280	8,949	1,891	10,840
Fixed assets, net	7,724	1,871	-	9,595	3,040	12,635
Goodwill and Intangible assets, net	8,322	10,037	-	18,359	5,740	24,099

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

2) Includes payment organization expenses previously presented under Non-interest expenses.

3) Includes discounting of acquisition receivables, previously presented under Interest margin.

4) Includes discounts granted on renegotiations, previously presented in interest margin.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 104

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	09/30/2026			12/31/2025		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets [3]	30,928	7,745	38,673	30,646	6,088	36,734

	07/01 to 09/30/2026			07/01 to 09/30/2025		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar [1,2,3]	83,194	9,042	92,236	69,597	12,139	81,736
Income from insurance contracts and private pension [3]	2,342	38	2,380	2,425	-	2,425
Commissions and Banking Fees [3]	10,544	1,696	12,240	10,229	1,452	11,681
	01/01 to 09/30/2026			01/01 to 09/30/2025		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar [1,2,3]	233,062	27,834	260,896	206,744	49,659	256,403
Income from insurance contracts and private pension [3]	7,029	141	7,170	6,726	-	6,726
Commissions and Banking Fees [3]	31,385	4,867	36,252	30,030	4,355	34,385

1) Includes Interest and similar income, Income of Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.

2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 105

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Note 31 - Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2c I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Parent companies: IUPAR, E. JOHNSTON and ITAÚSA. • Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd., this until 12/31/2025 (note 3); Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees. • Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. • Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco. 106

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 a) Transactions with related parties ITAÚ UNIBANCO HOLDING 09/30/2026 12/31/2025 Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Assets lnterbank investments - 1,851 - 1,851 - 1,328 - 1,328 Loan operations - 378 502 880 - 232 408 640 Securities and derivatives (assets and liabilities) - 831 4,770 5,601 - 795 3,380 4,175 Other assets - 491 296 787 - 406 301 707 Total assets - 3,551 5,568 9,119 - 2,761 4,089 6,850 Liabilities Deposits (61) (90) (1,358) (1,509) (47) (80) (1,159) (1,286) Securities sold under repurchase agreements - (24) (535) (559) - (287) (793) (1,080) Debt instruments - (23) (69) (92) - (84) (213) (297) lnterbank and interbranch accounts (assets and liabilities) - (336) - (336) - (290) - (290) Other liabilities - (359) (4,135) (4,494) - (200) (4,263) (4,463) Total liabilities (61) (832) (6,097) (6,990) (47) (941) (6,428) (7,416) 107

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 ITAÚ UNIBANCO HOLDING 07/01 to 09/30/2026 07/01 to 09/30/2025 Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Statement of lncome lncome - 115 35 150 3 31 40 74 Expenses (2) (3) (56) (61) (10) (10) (273) (293) Other operating income / (expenses) 1 27 (87) (59) 2 (76) (170) (244) lncome (1) 139 (108) 30 (5) (55) (403) (463) ITAÚ UNIBANCO HOLDING 01/01 to 09/30/2026 01/01 to 09/30/2025 Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Statement of lncome lncome - 309 305 614 41 92 110 243 Expenses (4) (12) (173) (189) (10) (30) (650) (690) Other operating income / (expenses) 4 112 (353) (237) 4 (179) (522) (697) lncome - 409 (221) 188 35 (117) (1,062) (1,144) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 250, Liabilities of R$ (11,891) and Result of R$ (100) (R$ 213, R$ (11,290) at 12/31/2025 and R$ (55) from 01/01 to 09/30/2025). 108

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	07/01 to 09/30/2026	07/01 to 09/30/2025	01/01 to 09/30/2026	01/01 to 09/30/2025
Fees	(204)	(201)	(631)	(605)
Profit sharing	(134)	(98)	(398)	(364)
Post-employment benefits	(2)	(2)	(10)	(9)
Share-based payment plan	(110)	(104)	(286)	(267)
Total	(450)	(405)	(1,325)	(1,245)

Total amounts related to share-based payment plans, personnel expenses and post-employment benefits are detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders.

Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING's employees in their daily routines are as follows:

- Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING is concerned about doing business that is good for customers and for the institution.

- Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengthens the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 109

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 • Risk pricing: ITAÚ UNIBANCO HOLDING operates and assumes risks in business that are known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING, ethics is non-negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, who are responsible for risks and capital management performing delegated duties on these topics, and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. ITAÚ UNIBANCO HOLDING’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly CMN Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition, ITAÚ UNIBANCO HOLDING adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING’s exposure, to ensure correct and timely corporate decisions. 110

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. b) Risk Management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity in an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. 111

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval of risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among others. With respect to individuals, small and medium size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship). For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. The rating models for large companies incorporate Report on Environmental, Social and Climate Risks and Opportunities (GRSAC) through a questionnaire, which considers: 112

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 • Social: events associated with the violation of fundamental rights and guarantees or acts detrimental to the common interest, such as inadequate working conditions and negative impacts on local communities. Management prioritizes the protection of human rights and the promotion of social welfare. • Environmental: events related to degradation of the environment, biodiversity and overuse of natural resources such as deforestation, pollution and depletion of water resources. The approach seeks environmental conservation, sustainable use of resources and promotion of ecological practices. • Climate: comprises (i) the transition to a low-carbon economy, aimed at reducing or offsetting greenhouse gas emissions and preserving natural mechanisms for capturing these gases, and (ii) adaptation to extreme climate events and long-term environmental changes, such as severe storms, prolonged droughts and sea level rise. Based on these definitions, clients are classified in a socio and environmental risk scale ranging from Low to Very High. This rating is used for possible penalties in the rating. This information works as support to the rating process, not directly affecting the calculation, except in cases of penalty. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. As a supplement to the credit risk mitigation policy, ITAÚ UNIBANCO HOLDING carries out specific analyses on ESG (Environmental, Social and Governance) requirements for operations guaranteed by rural and urban properties for each type of guarantee. For rural guarantees, reports with detailed social and environmental criteria are considered, including verification of compliance of the property with environmental legislation, status of the Rural Environmental Registry, existence of environmental liabilities, overlaps with protected areas, indigenous and quilombolas territories, settlements, archaeological sites, mining areas, and also analysis of land use and environmental history. The report also includes information on geo-referencing, land tenure regularization and climate risk indicators, strengthening commitment to sustainable practices and the mitigation of social and environmental risks. For urban guarantees, the evaluation report includes technical inspection and survey of indications of contamination, analysis of the surrounding areas as to the existence of potentially polluting activities (plants, gas stations, workshops, waste deposits, among others), in addition to checking official public lists of contaminated areas. The urban environmental report also considers the current and past use of the property, available infrastructure, and market diagnosis, ensuring that the property does not pose relevant environmental risks and is in compliance with the urbanistic and environmental standards in force. 113

This process strengthens the commitment of ITAÚ UNIBANCO HOLDING to adopting responsible practices aligned with ESG principles, thus contributing to the sustainability of operations and mitigation of credit risks associated with environmental and social factors.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

ITAÚ UNIBANCO HOLDING calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected credit loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 55% and 35%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected credit loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

09/30/2026					12/31/2025				
Financial assets (1)	Expected credit loss	Reduction/(Increase) of expected credit loss			Financial assets (1)	Expected credit loss	Reduction/(Increase) of expected credit loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,639,663	(52,738)	(309)	99	360	1,547,631	(51,313)	(521)	206	637

1) Composed of Loan operations, lease operations and securities.

Expected credit loss comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released R$ (2,491) (R$ (1,793) at 12/31/2025).

I.III - Classification of Credit Impairment Stages

The accounting policy on expected credit loss is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.

The rules of stage change consider for the Retail and Wholesale segments:

- Stage 1 to stage 2: delay or assessment of probability of default (PD) triggers.

ITAÚ UNIBANCO HOLDING migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk.

Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING.

- Stage 3: default parameters are used to identify stage 3, and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial asset, at any stage, may migrate to stage 3 when presenting default parameters.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 114

Based on the classifications in stages, the measurement rules determined for expected credit loss in each stage are used, as described in Note 2c IV.

I.IV - Maximum exposure of financial instruments to credit risk

	09/30/2026			12/31/2025		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial assets	2,550,842	577,441	3,128,283	2,382,665	497,846	2,880,511
At Amortized cost	1,854,142	393,056	2,247,198	1,700,211	342,577	2,042,788
Central Bank of Brazil deposits	183,836	-	183,836	167,275	-	167,275
Interbank deposits	22,763	38,471	61,234	26,394	39,801	66,195
Securities purchased under agreements to resell	356,193	3,114	359,307	277,940	2,655	280,595
Securities	363,345	30,299	393,644	309,312	20,653	329,965
Loan and lease operations	809,045	290,739	1,099,784	821,637	262,161	1,083,798
Other financial assets	162,955	36,232	199,187	139,618	24,411	164,029
(-) Provision for expected credit loss	(43,995)	(5,799)	(49,794)	(41,965)	(7,104)	(49,069)
At Fair value through other comprehensive income	64,182	79,737	143,919	61,370	71,103	132,473
Securities	64,182	79,737	143,919	61,370	71,103	132,473
At Fair value through profit or loss	632,518	104,648	737,166	621,084	84,166	705,250
Securities	600,597	22,638	623,235	603,439	25,335	628,774
Derivatives	29,727	81,999	111,726	14,553	58,831	73,384
Other financial assets	2,194	11	2,205	3,092	-	3,092
Financial liabilities - Provisions for financial guarantees, credit commitments and credits to be released	(2,253)	(238)	(2,491)	(1,619)	(174)	(1,793)
Off-balance sheet	687,793	82,991	770,784	629,007	86,862	715,869
Financial guarantees	115,417	30,001	145,418	106,456	27,649	134,105
Credit commitments and credits to be released	572,376	52,990	625,366	522,551	59,213	581,764
Total	3,236,382	660,194	3,896,576	3,010,053	584,534	3,594,587

Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements.

The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.IV.I - By business sector

Loan and lease operations

	09/30/2026	%	12/31/2025	%
Individuals	597,157	54.3%	582,472	53.7%
Companies	502,627	45.7%	501,326	46.3%
Industry and commerce	241,125	21.9%	246,158	22.7%
Services	213,649	19.4%	207,447	19.2%
Other sectors	47,853	4.4%	47,721	4.4%
Total	1,099,784	100.0%	1,083,798	100.0%

Other financial assets (1)

	09/30/2026	%	12/31/2025	%
Public sector	1,065,418	62.9%	954,882	63.1%
Services	154,857	9.1%	156,891	10.4%
Financial	322,597	19.1%	232,974	15.4%
Other sectors	150,194	8.9%	167,473	11.1%
Total	1,693,066	100.0%	1,512,220	100.0%

1) Includes Financial assets at fair value through other comprehensive income, at fair value through profit or loss and at amortized cost, except for Loan and lease operations and Other financial assets.

The exposure of Off-balance sheet financial instruments (Financial guarantees, Credit commitments and Credits to be released) is neither categorized nor managed by business sector.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 115

I.IV.II - By type and classification of credit risk

Loan and lease operations

	09/30/2026															
	Stage 1				Stage 2				Stage 3				Consolidated of 3 Stages			
	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total
Individuals	433,541	805	400,413	834,759	36,657	-	3,032	39,689	29,388	-	29	29,417	499,586	805	403,474	903,865
Companies	362,156	114,274	170,861	647,291	10,070	768	314	11,152	12,421	3,064	76	15,561	384,647	118,106	171,251	674,004
Foreign loans - Latin America	198,871	26,238	49,812	274,921	9,184	248	819	10,251	7,496	21	10	7,527	215,551	26,507	50,641	292,699
Total	994,568	141,317	621,086	1,756,971	55,911	1,016	4,165	61,092	49,305	3,085	115	52,505	1,099,784	145,418	625,366	1,870,568
%	56.6%	8.0%	35.4%	100.0%	91.5%	1.7%	6.8%	100.0%	93.9%	5.9%	0.2%	100.0%	58.8%	7.8%	33.4%	100.0%

	12/31/2025															
	Stage 1				Stage 2				Stage 3				Consolidated of 3 Stages			
	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total
Individuals	410,807	902	355,886	767,595	34,869	1	3,201	38,071	27,550	-	13	27,563	473,226	903	359,100	833,229
Companies	359,265	104,710	165,929	629,904	9,746	257	786	10,789	11,277	3,541	182	15,000	380,288	108,508	166,897	655,693
Foreign loans - Latin America	210,945	24,336	54,672	289,953	10,329	315	1,070	11,714	9,010	43	25	9,078	230,284	24,694	55,767	310,745
Total	981,017	129,948	576,487	1,687,452	54,944	573	5,057	60,574	47,837	3,584	220	51,641	1,083,798	134,105	581,764	1,799,667
%	58.1%	7.7%	34.2%	100.0%	90.7%	1.0%	8.3%	100.0%	92.6%	7.0%	0.4%	100.0%	60.2%	7.5%	32.3%	100.0%

Internal rating	09/30/2026				12/31/2025			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Low	911,528	1,122	-	912,650	880,216	377	-	880,593
Medium	82,847	20,626	-	103,473	99,804	14,135	-	113,939
High	193	34,163	-	34,356	997	40,432	-	41,429
Credit-impaired	-	-	49,305	49,305	-	-	47,837	47,837
Total	994,568	55,911	49,305	1,099,784	981,017	54,944	47,837	1,083,798
%	90.4%	5.1%	4.5%	100.0%	90.5%	5.1%	4.4%	100.0%

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026

116

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Other financial assets 09/30/2026 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 272,180 274,684 272,180 - - - - Brazil 192,952 195,065 192,952 - - - - Latin America 38,903 39,053 38,903 - - - - Abroad 40,325 40,566 40,325 - - - - Corporate securities 242,833 242,662 239,317 1,559 1,279 4,137 2,237 Rural product note 67,622 69,766 67,622 - - - - Bank deposit certificate 536 533 536 - - - - Real estate receivables certificates 4,494 4,379 4,373 142 120 6 1 Debentures 117,087 114,734 114,557 930 737 3,136 1,794 Eurobonds and other 20,869 20,716 20,642 - - 669 227 Financial bills 184 184 184 - - - - Promissory and commercial notes 24,816 24,334 24,296 423 366 242 153 Other (1) 7,225 8,016 7,107 64 56 84 62 Investment funds 18,628 18,569 18,554 88 73 - - Total 533,641 535,915 530,051 1,647 1,352 4,137 2,237 1) Includes equity instruments designated to Fair value through other comprehensive income that are not subject to a provision for expected credit loss. 117

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 12/31/2025 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 247,579 249,173 247,571 8 8 - - Brazil 187,441 189,044 187,441 - - - - Latin America 31,118 31,147 31,118 - - - - Abroad 29,020 28,982 29,012 8 8 - - Corporate securities 202,556 197,775 196,382 4,414 3,680 4,489 2,494 Rural product note 68,533 64,774 64,680 2,770 2,521 2,233 1,332 Bank deposit certificate 230 231 230 - - - - Real estate receivables certificates 4,410 4,352 4,343 78 67 - - Debentures 82,462 80,921 80,761 1,362 895 1,466 806 Eurobonds and other 17,558 17,257 17,252 - - 713 306 Financial bills 384 384 384 - - - - Promissory and commercial notes 21,273 21,095 21,068 188 155 77 50 Other (1) 7,706 8,761 7,664 16 42 - - Investment funds 9,811 9,814 9,811 - - - - Total 459,946 456,762 453,764 4,422 3,688 4,489 2,494 1) Includes equity instruments designated to Fair value through other comprehensive income. 118

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Other financial assets - Internal classification by level of risk 09/30/2026 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss TotalInterbank deposits and securities purchased under agreements to resell Securities Low 420,541 382,629 143,032 734,221 1,680,423 Medium - 3,105 128 426 3,659 High - 7,910 759 315 8,984 Total 420,541 393,644 143,919 734,962 1,693,066% 24.8% 23.3% 8.5% 43.4% 100.0% 12/31/2025 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss TotalInterbank deposits and securities purchased under agreements to resell Securities Low 346,790 325,342 132,367 702,526 1,507,025 Medium - 2,061 - 177 2,238 High - 2,562 106 289 2,957 Total 346,790 329,965 132,473 702,992 1,512,220% 22.9% 21.8% 8.8% 46.5% 100.0% Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 111,726 (R$ 73,384 at 12/31/2025). 119

I.IV.III - Financial asset collateral

	09/30/2026				12/31/2025			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral
Individuals	192,856	540,402	1,917	1,595	190,212	500,667	2,912	1,975
Personal (1)	9,142	45,628	717	550	9,102	40,167	958	828
Vehicles (2)	26,538	58,329	996	875	30,321	66,419	1,094	977
Mortgage loans (3)	157,176	436,445	204	170	150,789	394,081	860	170
Companies (4)	205,626	615,315	77,946	73,048	180,843	556,310	83,034	75,174
Foreign loans - Latin America (4)	206,804	390,756	21,862	6,693	196,787	390,985	13,884	5,695
Total	605,286	1,546,473	101,725	81,336	567,842	1,447,962	99,830	82,844

1) In general requires financial guarantees.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of the total of loan and lease operations, R$ 538,191 (R$ 550,231 at 12/31/2025) represent unsecured loans.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 120

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 I.IV.IV - Repossessed assets The accounting policy on assets held for sale is presented in Note 2c V. The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 863 (R$ 474 from 01/01 to 09/30/2025). II - Market risk It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557/17 and BCB Resolution No. 111/21 as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. 121

- ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

- Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

- Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional policies of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts is aligned with the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historical period of 4 years (1,000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

	VaR Total (Historical Simulation) (1)							
	09/30/2026				12/31/2025			
	Average	Minimum	Maximum	Total VaR	Average	Minimum	Maximum	Total VaR
VaR by Risk Factor Group								
Interest rates	1,684	1,316	2,185	1,683	1,303	1,028	1,974	1,376
Currencies	61	31	115	83	40	22	97	51
Shares	44	33	57	47	45	36	89	46
Commodities	41	17	65	48	30	10	67	40
Effect of diversification	-	-	-	(384)	-	-	-	(385)
Total risk	1,501	1,076	1,997	1,477	1,085	777	1,744	1,128

1) VaR by Risk Factor Group considers information from foreign units.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 122

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	09/30/2026						12/31/2025					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	727,034	491,355	324,713	1,032,426	379,461	2,954,989	559,569	474,979	324,977	995,761	386,781	2,742,067
At amortized cost	626,457	422,164	214,377	606,580	204,326	2,073,904	534,045	422,780	230,622	540,365	176,532	1,904,344
Central Bank of Brazil deposits	163,857	-	-	-	-	163,857	146,283	-	-	-	-	146,283
Interbank deposits	37,633	9,216	9,680	4,705	-	61,234	42,901	8,817	7,927	6,543	7	66,195
Securities purchased under agreements to resell	258,432	100,601	-	24	250	359,307	179,964	85,646	7,927	6,602	456	280,595
Securities	10,408	21,943	21,239	246,368	89,764	389,722	9,610	31,094	32,879	187,985	65,905	327,473
Loan and lease operations	156,127	290,404	183,458	355,483	114,312	1,099,784	155,287	297,223	181,889	339,235	110,164	1,083,798
At fair value through other comprehensive income	5,950	12,857	19,644	73,153	32,315	143,919	7,532	11,521	23,676	65,425	24,319	132,473
At fair value through profit or loss	94,627	56,334	90,692	352,693	142,820	737,166	17,992	40,678	70,679	389,971	185,930	705,250
Securities	75,653	33,507	81,097	307,505	125,473	623,235	6,661	30,904	60,564	356,538	174,107	628,774
Derivatives	18,957	22,569	9,523	43,340	17,337	111,726	11,301	9,750	8,311	32,421	11,601	73,384
Other financial assets	17	258	72	1,848	10	2,205	30	24	1,804	1,012	222	3,092
Financial liabilities	773,657	186,333	140,395	512,336	725,616	2,338,337	746,216	232,628	153,323	902,936	150,635	2,185,738
At amortized cost	753,951	166,489	133,032	469,138	709,872	2,232,482	734,808	222,355	146,134	870,770	140,225	2,114,292
Deposits	359,294	53,001	25,954	166,537	557,536	1,162,322	378,615	90,880	57,871	567,747	19,369	1,114,482
Securities sold under repurchase agreements	366,480	21,982	3,477	45,443	48,524	485,906	329,271	31,537	2,500	35,140	36,159	434,607
Interbank market funds	25,112	85,218	96,957	190,080	13,636	411,003	25,455	96,811	77,530	199,063	7,311	406,170
Institutional market funds	2,433	5,855	6,176	63,531	90,176	168,171	908	2,747	7,768	65,385	77,386	154,194
Other financial liabilities	632	433	468	3,547	-	5,080	559	380	465	3,435	-	4,839
At fair value through profit or loss	19,706	19,844	7,363	43,198	15,744	105,855	11,408	10,273	7,189	32,166	10,410	71,446
Derivatives	19,691	19,716	7,345	42,655	15,306	104,713	11,408	10,199	6,988	32,049	9,116	69,760
Structured notes	-	-	-	5	57	62	-	-	-	-	57	57
Other financial liabilities	15	128	18	538	381	1,080	-	74	201	117	1,237	1,629
Difference assets / liabilities (1)	(46,623)	305,022	184,318	520,090	(346,155)	616,652	(186,647)	242,351	171,654	92,825	236,146	556,329
Cumulative difference	(46,623)	258,399	442,717	962,807	616,652		(186,647)	55,704	227,358	320,183	556,329	
Ratio of cumulative difference to total interest-bearing assets	(1.6)%	8.7%	15.0%	32.6%	20.9%		(6.8)%	2.0%	8.3%	11.7%	20.3%	

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 II.I.II - Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING. II.I.III - Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value through Other Comprehensive Income - Securities. III - Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Among the main regulatory liquidity indicators, the following indicators stand out: Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario. Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long- term assets. Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios. Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity. • Contingency plans for crisis situations. • Reports and charts that describe the risk positions. • Assessment of funding costs and alternative sources of funding. 124

- Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers' funds, 75.3% or R$ 1,311,265, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	09/30/2026			12/31/2025		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	1,078,462	1,162,322		1,011,751	1,114,482	
Demand deposits	131,299	131,299	7.5%	135,383	135,383	8.1%
Savings deposits	169,378	169,378	9.7%	177,305	177,305	10.6%
Time deposits (1)	775,333	854,088	49.0%	698,034	789,643	47.1%
Other	2,452	7,557	0.4%	1,029	12,151	0.7%
Interbank market funds (1)	230,231	411,003	23.7%	284,186	406,170	24.3%
Funds from own issue (2)	-	2	-	-	2	-
Institutional market funds	2,572	168,171	9.7%	1,048	154,194	9.2%
Total	1,311,265	1,741,498	100.0%	1,296,985	1,674,848	100.0%

1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Securities sold under repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 418,067 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 203,157 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 205.8% (215.0% at 12/31/2025) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,576,506 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,274,034 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 123.7% (124.8% at 12/31/2025), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 125

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	09/30/2026					12/31/2025				
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Deposits	1,078,462	57,001	16,925	10,517	1,162,905	1,011,753	82,363	11,753	11,083	1,116,952
Savings	169,378	-	-	-	169,378	177,305	-	-	-	177,305
Interbank	618	5,148	-	-	5,766	410	10,602	824	2	11,838
Time deposit	775,333	51,853	16,925	10,517	854,628	698,034	71,761	10,929	11,081	791,805
Demand	131,299	-	-	-	131,299	135,383	-	-	-	135,383
Other deposits	1,834	-	-	-	1,834	621	-	-	-	621
Central Bank of Brazil deposits	(170,366)	(8,835)	(2,853)	(1,782)	(183,836)	(152,376)	(11,403)	(1,737)	(1,759)	(167,275)
Savings	(21,246)	-	-	-	(21,246)	(22,349)	-	-	-	(22,349)
Time deposit	(129,141)	(8,835)	(2,853)	(1,782)	(142,611)	(109,035)	(11,403)	(1,737)	(1,759)	(123,934)
Demand	(19,979)	-	-	-	(19,979)	(20,992)	-	-	-	(20,992)
Securities sold under repurchase agreements	460,018	6,925	9,903	218,953	695,799	351,460	34,833	2,639	151,901	540,833
Government securities	338,162	4,954	9,903	218,953	571,972	283,969	12,024	2,639	151,898	450,530
Corporate securities	54,891	-	-	-	54,891	34,569	22,636	-	3	57,208
Foreign	66,965	1,971	-	-	68,936	32,922	173	-	-	33,095
Interbank market funds	230,231	59,513	53,922	82,745	426,411	284,186	60,270	39,307	52,411	436,174
Institutional market funds	2,572	9,975	66,684	104,807	184,038	1,048	11,324	69,055	92,451	173,878
Derivatives	19,691	27,061	11,780	46,181	104,713	11,408	17,187	12,023	29,142	69,760
Forward	14,396	1,079	128	82	15,685	3,203	1,033	119	26	4,381
Options	556	3,456	1,638	2,766	8,416	513	3,951	1,496	2,442	8,402
Swaps	531	10,035	8,543	41,935	61,044	5,078	6,262	8,601	25,512	45,453
Other derivatives	4,208	12,491	1,471	1,398	19,568	2,614	5,941	1,807	1,162	11,524
Other financial liabilities	15	146	538	381	1,080	-	275	117	1,237	1,629
Total financial liabilities	1,620,623	151,786	156,899	461,802	2,391,110	1,507,479	194,849	133,157	336,466	2,171,951

Off-balance commitments	Note	09/30/2026					12/31/2025				
		0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial guarantees		3,900	56,892	27,529	57,097	145,418	4,170	49,367	25,903	54,665	134,105
Credit commitments and credits to be released		398,884	61,738	12,904	151,840	625,366	274,961	60,573	17,518	228,712	581,764
Contractual commitments - Fixed and Intangible assets	13, 14	-	-	-	-	-	-	-	-	1	1
Total		402,784	118,630	40,433	208,937	770,784	279,131	109,940	43,421	283,378	715,870

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Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 IV - Emerging Risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. This process is ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. V - Social, Environmental and Climate Risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING, may impact the longevity of our businesses, the resilience of our assets and the generation of value in the short, medium and long terms. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures, in line with applicable corporate policies. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING. In the management of Social, Environmental and Climate Risks, the first line areas, represented by businesses, carry out risk management in their daily activities, following the guidelines of the Social, Environmental and Climate Risk Policy and specific processes, counting on expert assessment of dedicated technical groups such as the Credit team. In addition, business support areas such as Sustainability and Institutional Legal also have specialized teams, which work in an integrated way in the management of all dimensions of Social, Environmental and Climate Risks linked to the conglomerate’s activities. The second-line areas, such as Social, Environmental and Climate Risks and Internal Controls provide support and ensure adequate governance of business and credit activities. In the third line, the Internal Audit works independently, carrying out assessments of risk management, controls and governance. The institution has specific procedures for managing Social, Environmental and Climate risks in its own operation (equity, branch infrastructure, technology and suppliers), in traditional risks such as credit, investments and key controlled entities. These procedures have been developed and implemented based on the principles of relevance and proportionality and include from the checking of information in public databases applicable to clients and suppliers to the detailed individualized analysis for certain clients, depending on the segment or type of product. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Considering the relevance of climate risk, ITAÚ UNIBANCO HOLDING supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement in line with its recommendations. In addition, the institution measures the sensitivity of its credit portfolio to climate risks by applying the Climate Risk Sensitivity Rule, which categorizes clients and sectors considering both physical risks (resulting from changes in weather patterns, such as increased rainfall, temperature, and extreme weather events) and the transition ones (resulting from changes in the economy, as a result of climate actions such as carbon pricing, climate regulation, market risks and reputation risks). 127

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The notes about capital were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2025 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	09/30/2026	12/31/2025
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	206,009	185,595
Tier 1	230,718	208,161
Total capital (PR)	251,266	228,589
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,626,445	1,505,475
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	12.7%	12.3%
Tier 1 ratio (%)	14.2%	13.8%
Total capital ratio (%)	15.4%	15.2%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.6%

At 09/30/2026, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 23,745 (R$ 21,543 at 12/31/2025) and the amount of perpetual subordinated debt that makes up Tier II capital is R$ 19,716 (R$ 19,034 at 12/31/2025).

The Basel Ratio reached 15.4% at 09/30/2026, an increase of 0.2 p.p. in relation to that calculated at 12/31/2025. The increase in the ratio reflects mainly the income for the period and the issuance of perpetual subordinated debts, partially offset by the payment of interest on capital and the growth in RWA.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 121,150 (R$ 108,151 at 12/31/2025), well above the Capital Buffer requirement of R$ 57,895 (R$ 53,686 at 12/31/2025), widely covered by available capital.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 128

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 09/30/2026, fixed assets ratio reached 18.1% (19.4% at 12/31/2025), showing a surplus of R$ 80,123 (R$ 69,887 at 12/31/2025). II - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach. • RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by BACEN. • RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach. • RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by BACEN. • RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach. RWA 09/30/2026 12/31/2025 Credit risk (excluding counterparty credit risk) 1,235,327 1,199,103 Of which: standardized approach for credit risk 1,153,283 1,119,760 Of which: foundation internal rating-based approach (F-IRB) - - Of which: advanced internal rating-based approach (A-IRB) 82,044 79,343 Counterparty credit risk (CCR) 42,380 29,789 Of which: standardized approach for counterparty credit risk (SA-CCR) 33,430 20,340 Of which: other CCR 8,950 9,449 Equity investments in funds - look-through approach 4,809 6,433 Equity investments in funds - mandate-based approach - - Equity investments in funds - fall-back approach 726 1,109 Securitization exposures in banking book 14,778 12,838 Market Risk 60,865 50,248 Of which: standardized approach (RWAMPAD) 74,457 61,438 Of which: internal models approach (RWAMINT) 43,053 30,685 Operational Risk 190,307 143,006 Payment Services risk (RWASP) NA NA Amounts below the thresholds for deduction 77,253 62,949 Total 1,626,445 1,505,475 III - Recovery Plan In response to the latest international crises, the Central Bank published CMN Resolution No. 5,187/24, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. The Exit planning consists of a set of measures adopted or determined by BACEN when it is found that the institution is not viable or has the prospect of becoming unviable, with the aim of mitigating damage to the stability of the National Financial System, of the Brazilian Payment System or to the real economy arising from its discontinuity. 129

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution No. 4,557/17. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non- risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. d) Management risks of insurance contracts and private pension I - Management structure, roles and responsibilities ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets. 130

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 II - Underwriting risk In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates. (ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows. The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio. II.I Risk Concentrations ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage. II.II - Sensitivity analysis The sensitivity analysis considers the impacts caused by changes in assumptions, which could affect the income and stockholders’ equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Assumptions Impact in income Impact in stockholders’ equity Insurance Private pension Insurance Private pension Discount rate 0.5 p.p. increase - (44) 54 432 0.5 p.p. decrease - 41 (59) (466) Biometric tables 5% increase (13) 41 - - 5% decrease 13 (43) - - Claims 5% increase (31) - - - 5% decrease 31 - - - III - Liquidity risk Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets. Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations. 131

Below is a maturity analysis of estimated discounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (note 27c):

Period	09/30/2026			12/31/2025		
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(719)	12,923	12,204	(519)	12,001	11,482
2 years	(425)	13,644	13,219	(342)	12,553	12,211
3 years	(285)	14,173	13,888	(223)	12,926	12,703
4 years	(144)	14,509	14,365	(104)	13,177	13,073
5 years	(14)	14,649	14,635	7	13,281	13,288
Over 5 years	1,078	285,709	286,787	1,075	257,752	258,827
Total (1)	(509)	355,607	355,098	(106)	321,690	321,584

1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.

ITAÚ UNIBANCO HOLDING holds R$ 377,114 (R$ 343,066 at 12/31/2025) referring to amounts that are payable on demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyses conducted.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 132

Note 33 - Supplementary information

a) Reconciliation of Net income and Stockholders' equity

The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by BACEN (Cosif) differently from these Consolidated Financial Statements in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as "IFRS accounting standards"). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20:

	Net income		Stockholders' equity (6)	
	01/01 to 09/30/2026	01/01 to 09/30/2025	09/30/2026	12/31/2025
ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP	35,129	34,011	218,927	195,980
Expected credit loss - Loan and lease operations and other financial assets (1)	(53)	546	1,459	1,507
Classification of financial assets (2)	(28)	1,075	139	(1,021)
Write-off of financial assets (3)	-	(1,453)	-	-
Recognition of goodwill (4)	265	512	6,145	6,138
Derivatives used as hedge instruments (5)	(692)	(1,120)	602	979
Other	1,221	(621)	1,998	918
ITAÚ UNIBANCO HOLDING - IFRS	35,842	32,950	229,270	204,501

1) Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off.

2) Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instruments when recognized at fair value.

3) In 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS.

4) Regulatory difference in BRGAAP, which requires the amortization of goodwill for the term established in an external report for the return of future profitability and, in IFRS, there is no amortization of goodwill.

5) Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS.

6) With the adoption of the amendment to IFRS 9 (Note 2bI), we revised the presentation of the reconciliation items and, for better comparability, the comparative balances were reclassified in accordance with current criteria.

b) Tax reform of consumption in Brazil

Supplementary Laws No. 214/2025 and No. 227/2026 established the Goods and services tax (IBS), the Social contribution on goods and services (CBS) and the Selective tax (IS), and also established the general rules applicable to their management, monitoring, collection and allocation of respective revenues.

IBS and CBS will gradually replace the following taxes: Social integration program tax (PIS/Pasep), Contribution to social security financing (COFINS), Services tax (ISS), Financial transactions - Insurance tax (IOF-Insurance), Goods and services movement tax (ICMS) and Industrial products tax (IPI). These taxes will be discontinued throughout the period of implementation of the Tax reform.

The new system of consumption taxation is structured in three incidence regimes: General regime, Specific regime and Differentiated regime. Among the main advances of the new legislation are the adoption of full non-cumulation, credit throughout the entire consumption chain, rationalization of tax rates and the definition of the incidence base from the net price of taxes.

Financial services fall under the Specific regime and will be subject to the incidence of IBS and CBS starting January 1, 2027, with an initial tax rate estimated at 10.85%, and a forecasted gradual increase until reaching 12.50% in 2033.

Potential impacts arising from the implementation of the new tax system are being evaluated and should be completed by the effective date of the legislation.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 133

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Note 34 - Subsequent events Acquisition of NeoSpace A.I. Technologies Ltda. On October 23, 2026, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement for the acquisition of all shares issued by NeoSpace A.I. Technologies Ltda. (NeoSpace). NeoSpace is a Brazilian artificial intelligence startup specialized in the development of foundational models trained on large-scale datasets. NeoSpace's management and business operations will remain autonomous from ITAÚ UNIBANCO HOLDING, and its current team will be retained, ensuring the continuity of its activities and operations. The purchase price for the acquisition will be R$ 2,925, comprising an installment payable at closing and the remaining installments deferred over a five-year period, subject to certain conditions. The closing of the transaction and the related financial settlement are subject to the required regulatory approvals and other customary conditions applicable to transactions of this nature. 134

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – September 30, 2026 Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344-902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in IFRS as of September 30, 2026. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; c) they have reviewed, discussed and agree with the Company’s financial statements and d) are responsible for establishing and maintaining the appropriate internal control structure and evaluating the effectiveness of these structures for the preparation of financial statements. The statements referred to were disclosed on November 03, 2026, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). This file includes: . Report of Independent Auditors; . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements. Milton Maluhy Filho Gabriel Amado de Moura Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairperson of the Audit Committee Fabiana Palazzo Barbosa Accountant 135